FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                      of the Securities Exchange Act of
                                     1934


                                April 28, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                    /
                      Form 20-F   \/            Form 40-F __

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                                                         /
                      Yes  __                      No  \/

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                                                         /
                      Yes  __                      No  \/

        [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                                                         /
                      Yes  __                      No  \/

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


                                                               Total Pages: 72

        Reference is made to the "UK Listing Particulars, dated April 25, 2003," and "UK Listing Particulars Summary, dated April 25, 2003," contained in Exhibits (a)(12) and (a)(13) on Schedule TO (Registration No. 005-50488) filed by the Registrant with the Securities and Exchange Commission on April 25, 2003, which disclosures are incorporated by reference herein.

                              SMITH & NEPHEW plc

                                 EXHIBIT INDEX

1. Explanatory Leaflet dated April 24, 2003 delivered to holders of Smith & Nephew plc ordinary shares.

2. Scheme Circular setting out Registrant's scheme of arrangement to establish Smith & Nephew Group plc delivered to holders of Smith & Nephew plc ordinary shares on April 24, 2003.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            Smith & Nephew plc
                                            (Registrant)


Date: April 28, 2003                  By:   /s/ Paul Chambers
                                            ---------------------
                                            Paul Chambers
                                            Company Secretary

                                                                     Exhibit 1
                                                                     ---------

                                        ---------------------------------------
                                        Smith & Nephew plc
                                        ---------------------------------------
                                        15 Adam Street,
                                        London WC2N 6LA
                                        http://www.smith-nephew.com
                                        =======================================
                                        (Incorporated and registered in England
                                              --registered number 324357)




                                                                 24 April 2003


To holders of Smith & Nephew ordinary shares


Dear Shareholder,

The purpose of this letter is to introduce the proposals described in the enclosed documents, which should be read before taking a decision. This letter is a summary of the proposals and should not be regarded as a substitute for reading the full documents.

On 20 March 2003, the Boards of Smith & Nephew and Centerpulse announced that they had agreed to combine their businesses to create a leading global orthopaedics company. The transaction is expected to benefit shareholders and will transform the scale of the combined group's orthopaedic business to give it the No. 3 global position.

The transaction is subject to your approval and, because of the complexity of the enclosed documents, I thought it would be helpful to write to you to summarise what we are doing, to give a brief explanation of the documents and to explain what you should do next.

What we are doing

Smith & Nephew is making an offer for Centerpulse AG, a listed Swiss medical technology group. Smith & Nephew is also making an offer for InCentive Capital AG, another listed Swiss company that owns approximately 18.9% of Centerpulse, in order to facilitate the offer for Centerpulse.

The two offers will be made by Smith & Nephew Group plc which, by means of a court scheme of arrangement, will become the new holding company of Smith & Nephew. Upon the scheme becoming effective, you will become a shareholder in Smith & Nephew Group plc instead of Smith & Nephew plc. Holders of American Depositary Shares in Smith & Nephew plc will become holders of American Depositary Shares in Smith & Nephew Group plc. The new holding company will have its primary listing in London, will retain its ADR facility in New York and will seek a secondary listing in Zurich. The new holding company will be a UK company, resident in Switzerland, and the group will retain the ability to pay dividends from the UK.

Smith & Nephew is also proposing to cancel and repay its existing preference shares by means of a reduction of share capital.

The offer for Centerpulse requires shareholder approval. The repayment of the preference shares and the scheme of arrangement require shareholder approval and approval of the court.

Documents you should receive

You will find enclosed with this letter:

o the scheme circular, which sets out the terms of the scheme of arrangement, describes the offers and includes notices of shareholder meetings to be held on Monday 19 May 2003;

o listing particulars, which contain information on the shares to be issued by Smith & Nephew Group plc, information on Centerpulse and financial information on Smith & Nephew and Centerpulse;

o a white proxy form for use by ordinary shareholders at the Extraordinary General Meeting (the "EGM") on 19 May 2003; and

o a blue proxy form for use by ordinary shareholders at the second general meeting (referred to as the Court Meeting) on 19 May 2003 (which immediately follows the EGM).

What you should do

You should read the scheme document and the listing particulars and should complete and return the white proxy form and the blue proxy form so as to arrive at the Company's registrars no later than 10.10 a.m. and 10.20 a.m., respectively, on Saturday 17 May 2003. This will not prevent you from attending the meetings in person should you wish to do so. The meetings will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA.

The Company's registrars are providing a telephone helpline to answer questions which Smith & Nephew shareholders may have prior to deciding what action to take. The number for callers dialling from within the UK is 0870 600 2027 and for callers dialling from outside the UK the number is +44 1903 702767. Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the proposals.



                                       Yours faithfully,



                                       /s/ Dudley Eustace
                                       Dudley Eustace
                                          Chairman

Expected timetable                                                                      2003

Latest time and date for receipt of forms of proxy for EGM                       10.10 a.m. on Saturday 17 May

Latest time and date for receipt of forms of proxy for the Court Meeting         10.20 a.m. on Saturday 17 May

Smith & Nephew EGM                                                                 10.10 a.m. on Monday 19 May

Smith & Nephew Court Meeting                                                       10.20 a.m. on Monday 19 May

High Court hearing to sanction scheme                                                           Friday 20 June

Closing date of Swiss offers and scheme effective date                                         Tuesday 24 June

Dealings commence in new shares in London                                                    Wednesday 25 June

Settlement date for Swiss offers, completion of acquisitions and dealings                       Friday 25 July
commence in new shares in Zurich

                                                                     Exhibit 2
                                                                     ---------

                                 Smith+Nephew





                              Smith & Nephew plc


                             Scheme of arrangement

                                 to establish

                           Smith & Nephew Group plc


                           as the holding company of


                              Smith & Nephew plc

                 under section 425 of the Companies Act 1985,
            approval of the proposed acquisitions of Centerpulse AG
                           and InCentive Capital AG
          and the cancellation and repayment of the Preference Shares and notice of Shareholder Meetings



                                Scheme Circular

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 or, if you are resident outside the United Kingdom, another appropriately qualified independent financial adviser.

If you have sold or otherwise transferred all of your Ordinary Shares or Smith & Nephew ADSs, you should send this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the UK may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Lazard & Co., Limited is acting exclusively for Smith & Nephew and Smith & Nephew Group and for no one else in connection with the Scheme and the Acquisition and the proposed admission to listing of the New Ordinary Shares on the Official List and their admission to trading on the London Stock Exchange's market for listed securities and will not be responsible to any other persons for providing the protections afforded to clients of Lazard & Co., Limited or for providing advice in relation to such matters.


-------------------------------------------------------------------------------

                              Smith & Nephew plc

                             Scheme of arrangement
                                 to establish

                           Smith & Nephew Group plc

                           as the holding company of

                              Smith & Nephew plc

     under section 425 of the Companies Act 1985, approval of the proposed acquisitions of Centerpulse AG and InCentive Capital AG and the cancellation and repayment of the Preference Shares and notice of Shareholder Meetings

-------------------------------------------------------------------------------

Your attention is drawn to the letter from the Chairman of Smith & Nephew set out on pages 10 to 17 of this document which recommends that Ordinary Shareholders vote in favour of the proposal at the Court Meeting and that Ordinary Shareholders vote in favour of the proposals at the Scheme EGM referred to below. Your attention is also drawn to the Listing Particulars which accompany this document. This document should be read in conjunction with the Listing Particulars.

Notices convening the Scheme EGM and the Court Meeting to be held at 10.10 a.m. on Monday 19 May 2003 and at 10.20 a.m. on Monday 19 May 2003 respectively are set out on pages 59 to 64 of this document.

Whether or not you intend to be present at the meetings, please complete and return the Forms of Proxy accompanying this document as soon as possible and in any event so as to arrive no later than 10.10 a.m. on Saturday 17 May 2003 for the Scheme EGM and 10.20 a.m. on Saturday 17 May 2003 for the Court Meeting (although the Form of Proxy for the Court Meeting may be handed to the Chairman at the Court Meeting before the taking of the poll). Further details on the action you should take are set out in Parts I and II of this document.

The New Ordinary Shares to be issued pursuant to the Scheme will be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, by virtue of section 3(a)(10) thereof, based on Court approval of the Scheme. As a consequence, the New Ordinary Shares to be issued pursuant to the Scheme have not been registered under the Securities Act. For the purpose of qualifying for this exemption from the registration requirements of the Securities Act, Smith & Nephew Group and Smith & Nephew will advise the Court that its sanctioning of the Scheme will be relied upon by Smith & Nephew Group and Smith & Nephew as an approval of the Scheme following a hearing on its fairness to Smith & Nephew shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders. The New Ordinary Shares represented by the Smith & Nephew Group ADSs to be issued pursuant to the Acquisition will be registered under the Securities Act.

                                                       CONTENTS

                                                                                                           Page
Outline expected timetable                                                                                  4
Definitions                                                                                                 5

Part I:           Letter from the Chairman of Smith & Nephew plc                                           10
                  1.   Introduction                                                                        10
                  2.   Reasons for the Acquisition                                                         10
                  3.   Terms of the Offers                                                                 13
                  4.   Information on Smith & Nephew                                                       13
                  5.   Information on Centerpulse and InCentive                                            13
                  6.   Effect of the Scheme                                                                14
                  7.   Reasons for the cancellation and repayment of the Preference Shares                 14
                  8.   Effect of the cancellation and repayment of the Preference Shares                   15
                  9.   Smith & Nephew Share Schemes                                                        15
                  10.  Action to be taken                                                                  16
                  11.  Recommendation                                                                      17

Part II:          Letter from Lazard & Co., Limited                                                        18
                  1.   Introduction                                                                        18
                  2.   Details of the Centerpulse Offer                                                    18
                  3.   Details of the InCentive Offer                                                      19
                  4.   Conditions to the Acquisition                                                       19
                  5.   Product recall liability                                                            20
                  6.   Summary of the Scheme                                                               20
                  7.   Implementation of the Scheme                                                        22
                  8.   Effect of the Scheme                                                                23
                  9.   Changes to the Smith & Nephew Articles                                              23
                  10.  Cancellation and Repayment of the Preference Shares                                 24
                  11.  Directors                                                                           25
                  12.  Taxation                                                                            25
                  13.  Listing, dealings, share certificates, ADS certificates and settlement              26
                  14.  Memorandum and Articles of Association of Smith & Nephew Group                      26
                  15.  Employee share schemes                                                              26
                  16.  Overseas shareholders                                                               29
                  17.  Meetings in connection with the Scheme                                              30
                  18.  Authorities relating to Smith & Nephew Group                                        31
                  19.  Listing Particulars                                                                 32
                  20.  Action to be taken in connection with the Scheme, the Acquisition and the
                       Reduction of Capital                                                                32
                  21.  Further information                                                                 33

Part III:         Scheme of Arrangement                                                                    34

Part IV:          Additional Information                                                                   40
                  1.   Overview of the Group                                                               40
                  2.   Incorporation of Smith & Nephew Group                                               40
                  3.   Share capital of Smith & Nephew Group                                               40
                  4.   Substantial shareholdings                                                           43
                  5.   Directors and Proposed Directors of Smith & Nephew Group                            43
                  6.   Directors' interests                                                                45
                  7.   Proposed Smith & Nephew Group Share Schemes                                         46
                  8.   UK taxation                                                                         46
                  9.   US taxation                                                                         47
                  10.  Responsibility                                                                      49
                  11.  Consent                                                                             49
                  12.  Documents available for inspection                                                  49

Part V:           Comparison of Smith & Nephew Articles and Smith & Nephew Group Articles                  50


                                      2

Part VI:          Common Access Share Structure                                                            51
                  1.   Introduction                                                                        51
                  2.   Key features of Common Access Share structure                                       52
                  3.   Smith & Nephew Group Shareholders                                                   52
                  4.   Definitions related to Common Access Shares                                         53
                  5.   New Ordinary Shares                                                                 55
                  6.   Rights attaching to the Common Access Shares                                        56
                  7.   Access Trust                                                                        57
                  8.   Deed of Consultation                                                                58

Part VII:         Notices of Meetings                                                                      59
                  1.   Notice of Extraordinary General Meeting                                             59
                  2.   Notice of Court Meeting                                                             63

                          OUTLINE EXPECTED TIMETABLE

      All times in this document are London times unless otherwise stated

Saturday 17 May 2003                     10.10 a.m.: Latest time for receipt of Forms of Proxy for the Scheme EGM

                                         10.20 a.m.: Latest requested time for receipt of Forms of Proxy for the
                                         Court Meeting(1)

Monday 19 May 2003                       10.00 a.m.: Preference Shareholders' Meeting

                                         10.10 a.m.: Scheme EGM(2)
                                         10.20 a.m.: Court Meeting(3)

Friday 20 June 2003                      Court Hearing of the Petition to sanction the Scheme and Reduction of
                                         Capital

Monday 23 June 2003                      Reduction of Capital effective(4)

Tuesday 24 June 2003                     Scheme Record Date, the last day of dealings in Smith & Nephew Shares and
                                         Smith & Nephew ADSs(4)

                                         Scheme Effective Date(4)

Wednesday 25 June 2003                   8.00 a.m.: Dealings in New Ordinary Shares issued pursuant to the Scheme commence on the London Stock Exchange(4)

                                         8.00 a.m.: Crediting of New Ordinary Shares to CREST accounts(4)

                                         9.30 a.m. (New York time): Dealings in Smith & Nephew Group ADSs arising from the Scheme commence on the NYSE(4)

By Wednesday 9 July 2003                 Despatch of Smith & Nephew Group share certificates(4)


Notes:

(1) Forms of Proxy for this meeting (the blue card) not returned by this time may be handed to the Chairman at the Court Meeting before the taking of the poll.

(2) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Preference Shareholders' Meeting.

(3) To commence at the time specified or, if later, immediately following the conclusion or adjournment of the Scheme EGM.

(4) These dates will depend, inter alia, on the date on which the Court sanctions the Scheme and/or the Reduction of Capital.


                                  HELPLINE

Lloyds TSB Registrars are providing a telephone helpline to answer questions which Smith & Nephew Shareholders may have prior to deciding what action to take. The number for callers dialling from within the UK is 0870 600 2027 and for callers dialling from outside the UK the number is +44 1903 702 767. Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the proposals.

                        FORWARD-LOOKING STATEMENTS

This document contains certain statements that are neither reported financial results nor other historic information. These statements are forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties: please see Smith & Nephew's filings with the SEC (and in particular the "Risk Factors" and "Operating and Financial Review" sections in its most recent annual report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Smith & Nephew has no intention and undertakes no obligation to update or revise any forward-looking statements in light of new information, future events or circumstances after the date of this document, except as required by the Listing Rules.

                                 DEFINITIONS

The following definitions apply throughout this document (except in Part III which contains separate definitions) unless the context requires otherwise:

"Access Trust"                     the common access trust details of which are
                                   set out in Part VI of this document

"Acquisition"                      the acquisitions of Centerpulse and
                                   InCentive by Smith & Nephew Group pursuant to the Offers

"Act"                              the Companies Act 1985, as amended

"Admission"                        the admission of the New Ordinary Shares to
                                   (i) the Official List; and (ii) trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing
                                   Rules and the Admission and Disclosure
                                   Standards

"Admission and Disclosure
Standards"                         the requirements contained in the
                                   publication "Admission and
                                   Disclosure Standards" dated May 2001
                                   containing, inter alia, the admission
                                   requirements to be observed by companies seeking admission to trading on the London
                                   Stock Exchange's market for listed
                                   securities

"ADR"                              an American depositary receipt

"ADS"                              an American depositary share

"Board" or "Directors"             the board of directors of Smith &
                                   Nephew comprising the directors listed
                                   on page 10 of this document or,
                                   following the Scheme becoming
                                   effective (as the context requires),
                                   the board of directors of Smith &
                                   Nephew Group comprising the current
                                   directors of Smith & Nephew (except
                                   Sir Timothy Lankester) and including,
                                   from the Settlement Date, the Proposed
                                   Directors

"'B' Ordinary Share"               the 'B' ordinary Share of 12-2/9 pence
                                   in the capital of Smith & Nephew to be
                                   created at the Scheme EGM by the
                                   reclassification of the one Ordinary Share held by Smith & Nephew Group

"business day"                     any day other than a Saturday or Sunday
                                   on which banks are generally open for
                                   business in England and Wales

"Capitalisation Common             the Common Access Shares to be issued by
    Access Shares"                 Smith & Nephew to the Trustee following the
                                   cancellation of the Subdivided Common Access
                                   Shares pursuant to the Scheme

"Capitalisation Ordinary Shares"   the ordinary shares of 12.2212 recurring
                                   pence each to be issued by Smith & Nephew to Smith & Nephew Group following the cancellation of the Subdivided Ordinary
                                   Shares pursuant to the Scheme

"Centerpulse"                      Centerpulse AG

"Centerpulse ADSs"                 ADSs of Centerpulse, each of which
                                   represents 0.1 of a Centerpulse Share

"Centerpulse Offer"                the public offer being made by Smith &
                                   Nephew Group for the Centerpulse Shares

"Centerpulse Share Option
Schemes" the Sulzer Medica Long-Term Stock Option Plan, the Sulzer Medica 2001 Stock Option Plan, the Sulzer Medica 1997 Management Stock Option Plan, the Centerpulse 2003 Long-Term Stock Option Plan and the Centerpulse 2003 Stock Option Plan

"Centerpulse Shares"               the publicly held registered shares in
                                   Centerpulse with a nominal value of CHF 30

"Centerpulse Shareholders"         holders of Centerpulse Shares

"Centerpulse Transaction           the combination agreement between Smith
Agreement"                         & Nephew, Smith & Nephew Group and
                                   Centerpulse dated 20 March 2003

"CHF" or "Swiss Franc"             the lawful currency for the time being
                                   of Switzerland

"Combined Group"                   Smith & Nephew, Smith & Nephew Group,
                                   Centerpulse, InCentive and their
                                   respective subsidiaries

"Common Access Shares"             the common access shares of 0.001 pence
                                   each to be created in the capital of
                                   Smith & Nephew

"Company" or "Smith & Nephew"      Smith & Nephew plc

"Completion"                       the closing of the Acquisition following
                                   satisfaction or waiver of all the
                                   conditions applying to the Acquisition

"Court"                            the High Court of Justice of England and
                                   Wales

"Court Hearing"                    the hearing of the Petition by the Court

"Court Meeting"                    the meeting of Ordinary Shareholders
                                   convened by direction of the Court pursuant to section 425 of the Act for 10.20 a.m.
                                   (or, if later, immediately following the conclusion or adjournment of the Scheme EGM) on Monday 19 May 2003, to consider and, if thought fit, approve the Scheme, including any adjournment thereof, notice of which is contained in Part VII of this document

"Court Order"                      the Order of the Court sanctioning the
                                   Scheme under section 425 of the Act and
                                   confirming the reduction of the share
                                   capital of Smith & Nephew provided for by sub-clauses 1.2 and 1.4 of the Scheme under section 137 of the Act

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the operator (as defined in the CREST Regulations)

"CREST Regulations"                the Uncertificated Securities Regulations
                                   2001 as from time to time amended

"Daily Official List"              the Daily Official List of the London
                                   Stock Exchange

"Depositary"                       The Bank of New York or its successor from
                                   time to time as the depositary of
                                   the Smith & Nephew ADSs

"Forms of Proxy"                   the forms of proxy for use at the
                                   Scheme EGM and the Court Meeting which
                                   accompany this document (and "Form of
                                   Proxy" shall mean either of them)

"Group"                            Smith & Nephew and its subsidiaries

"holder(s)"                        includes any person entitled by transmission

"InCentive"                        InCentive Capital AG

"InCentive Offer"                  the public offer being made by Smith &
                                   Nephew Group for the InCentive Shares

"InCentive Shares"                 shares of CHF 20 each in the share capital
                                   of InCentive

"InCentive Shareholders"           holders of InCentive Shares

"InCentive Transaction Agreement"  the transaction agreement between Smith &
                                   Nephew, Smith & Nephew Group and InCentive dated 20 March 2003

"Lazard"                           Lazard & Co., Limited

"Listing Particulars"              the listing particulars dated
                                   24 April 2003 relating to Smith & Nephew
                                   Group and the New Ordinary Shares to be
                                   issued pursuant to the Scheme and the
                                   Acquisition, and prepared in accordance
                                   with the Listing Rules

"Listing Rules"                    the listing rules of the UK Listing
                                   Authority, made under section 74 of
                                   the Financial Services and Markets Act 2000

"London Stock Exchange"            London Stock Exchange plc

"New Ordinary Shares"              the ordinary shares of 12.5 pence each
                                   to be issued in the capital of Smith
                                   & Nephew Group

"NYSE"                             the New York Stock Exchange, Inc.

"Offers"                           the Centerpulse Offer and the InCentive Offer

"Official List"                    the Official List of the UK Listing Authority

"Optionholders"                    the holders of outstanding options over
                                   Ordinary Shares granted under the rules of the Smith & Nephew Share Schemes

"Ordinary Shares"                  the ordinary shares of 12-2/9 pence each
                                   in the capital of Smith & Nephew

"Ordinary Shareholders"            holders of Ordinary Shares including any
                                   person entitled by transmission

"Petition"                         the petition to the Court to sanction
                                   the Scheme and confirm the Reduction of
                                   Capital

"Preference Shareholders'
Meeting" the class meeting of the Preference Shareholders to be held at 10.00 a.m. on Monday 19 May 2003, to seek the consent of Preference Shareholders to the Reduction of Capital

"Preference Shareholders"          the holders of Preference Shares including
                                   any person entitled by transmission

"Preference Shares"                the 5.5 per cent. cumulative preference
                                   shares of (GBP)1 each in the capital
                                   of Smith & Nephew

"Proposed Directors"               Dr. Max Link and Mr Rene Braginsky

"Reduction of Capital"             the proposed cancellation and repayment
                                   of the issued Preference Shares under
                                   section 135 of the Act as described in
                                   Parts I and II of this document

"Registrar of Companies"           the Registrar of Companies in England and
                                   Wales

"Remuneration Committee"           a committee of the Board comprised
                                   exclusively of non-executive directors
                                   responsible for reviewing the remuneration arrangements of executive directors and senior executives of Smith & Nephew and its subsidiaries and following Completion, the Combined Group

"Resolutions"                      the resolutions to be proposed at the
                                   Scheme EGM

"Scheme" or "Scheme of             the proposed scheme of arrangement
Arrangement"                       under section 425 of the Act set out
                                   in Part III of this document, in its
                                   original form or with or subject to any
                                   modification thereof or addition thereto or condition approved or imposed by the Court

"Scheme Circular"                  this document dated 24 April 2003

"Scheme Effective Date"            the date on which the Scheme becomes
                                   effective in accordance with its terms,
                                   expected to be on Tuesday 24 June 2003

"Scheme EGM"                       the extraordinary general meeting of
                                   Ordinary Shareholders to be held at 10.10 a.m. (or, if later, immediately following the conclusion or adjournment of the Preference Shareholders' Meeting) on Monday
                                   19 May 2003, including any adjournment
                                   thereof, notice of which is contained in
                                   Part VII of this document

"Scheme Record Date"               the last day of dealings in Ordinary
                                   Shares and Smith & Nephew ADSs,
                                   expected to be on Tuesday 24 June 2003

"Scheme Shareholder"               a holder of Scheme Shares including any
                                   person entitled by transmission

"Scheme Shares"                    (a) all Ordinary Shares in issue at the
                                       date of this document;

                                   (b) all (if any) additional Ordinary Shares
                                       issued after the date of this document
                                       but prior to the Court Meeting in respect of which the holders are entitled to vote thereat; and

                                   (c) all (if any) further Ordinary Shares
                                       which may be issued after the passing of the second resolution at the Scheme EGM but at or prior to 5.30 p.m. on the business day prior to the date of the Court Hearing either on terms that the original or any subsequent holders shall be bound by the Scheme or in respect of which the holders shall have agreed in writing to be bound by the Scheme but excluding the one issued Ordinary Share
                                   (which is to be reclassified as a
                                   'B' Ordinary Share at the Scheme EGM) held by Smith & Nephew Group

"SDRT"                             stamp duty reserve tax

"SEC"                              the US Securities and Exchange Commission

"Securities Act"                   the United States Securities Act of 1933,
                                   as amended

"Settlement Date"                  the date on which settlement is due under,
                                   respectively, the Centerpulse Offer and
                                   the InCentive Offer

"Smith & Nephew ADRs"              ADRs of Smith & Nephew, evidencing
                                   Smith & Nephew ADSs

"Smith & Nephew ADSs"              ADSs of Smith & Nephew, each of which
                                   represents ten Ordinary Shares

"Smith & Nephew Articles"          the Articles of Association of Smith &
                                   Nephew as from time to time amended

"Smith & Nephew Group"             Smith & Nephew Group plc which will,
                                   upon the Scheme becoming effective, be
                                   the new holding company of Smith & Nephew

"Smith & Nephew Group ADRs"        ADRs of Smith & Nephew Group, evidencing
                                   Smith & Nephew Group ADSs

"Smith & Nephew Group ADSs"        ADSs of Smith & Nephew Group, each of which
                                   will represent ten New Ordinary Shares

"Smith & Nephew Group Articles"    the articles of association of Smith & Nephew
                                   Group as from time to time amended

"Smith & Nephew Group              holders of New Ordinary Shares including
Shareholders"                      those entitled by transmission

"Smith & Nephew Group Share        the Smith & Nephew Group 2003 Sharesave Plan,
    Schemes"                       the Smith & Nephew Group 2003 International
                                   Sharesave Plan, the Smith & Nephew
                                   Group 2003 UK Approved Share Option Plan, the Smith & Nephew Group 2003 Unapproved
                                   Share Option Plan, the Smith & Nephew Group
                                   2003 US Share Plan, the Smith & Nephew
                                   Group 2003 US Employee Stock Purchase Plan and the Smith & Nephew Group 2003 Long Term
                                   Incentive Plan

"Smith & Nephew Shareholders"      holders of Smith & Nephew Shares

"Smith & Nephew Share Schemes"     the Smith & Nephew Sharesave Plan (2002),
                                   the Smith & Nephew International Sharesave
                                   Plan (2002), the Smith & Nephew Dutch
                                   Sharesave Plan (2002), the Smith & Nephew
                                   Belgian Sharesave Plan (2002), the Smith &
                                   Nephew French Sharesave Plan (2002), the
                                   Smith & Nephew Italian Sharesave Plan
                                   (2002), the Smith & Nephew 2001 UK Approved
                                   Share Option Plan, the Smith & Nephew 2001
                                   UK Unapproved Share Option Plan, the Smith &
                                   Nephew 2001 US Share Plan, the Smith &
                                   Nephew 1991 Overseas Employee Share Option
                                   Plan, the Smith & Nephew 1990 International
                                   Executive Share Option Scheme, the Smith &
                                   Nephew 1985 Share Option Scheme, the Smith &
                                   Nephew US Employee Stock Purchase Plan, the
                                   Smith & Nephew Employee Share Option Scheme and the Smith & Nephew Long Term Share
                                   Incentive Plan

"Smith & Nephew Shares"            the Ordinary Shares and the Preference
                                   Shares (all of them or each of them as
                                   the context requires)

"sterling" or "(GBP)"              the lawful currency for the time being of
                                   the UK

"Subdivided Common Access Shares"  the Common Access Shares in the capital of
                                   Smith & Nephew following the Subdivision

"Subdivided Ordinary Shares"       the ordinary shares of 12.2212 recurring
                                   pence each in the capital of Smith
                                   & Nephew following the Subdivision

"Subdivided Shares"                the Subdivided Ordinary Shares and the
                                   Subdivided Common Access Shares

"Subdivision"                      the subdivision of the Scheme Shares to
                                   create the Subdivided Ordinary Shares and the Subdivided Common Access Shares effected pursuant to the Scheme

"Swiss Clearing System"            means SIS SegaIntersettle AG or any of its
                                   successors in title, or any other Swiss
                                   Clearing System as the directors of Smith &
                                   Nephew Group may identify from time to time

"Transaction Agreements"           the InCentive Transaction Agreement and
                                   the Centerpulse Transaction Agreement

"Trustee"                          Smith & Nephew Trustee Limited, the trustee
                                   of the Access Trust

"UK"                               the United Kingdom of Great Britain and
                                   Northern Ireland

"UK Listing Authority"             the United Kingdom Listing Authority

"underlying"                       in respect of sales, the change in sales at
                                   constant exchange rates and excluding, as applicable, the effects of acquisitions and/or disposals

"Undertaking"                      the consent to the Scheme and the
                                   undertaking to be bound by its terms
                                   executed by Smith & Nephew Group in favour of Smith & Nephew dated 22 April 2003

"US" the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction

"US dollar" or "$"                 the lawful currency for the time being of
                                   the US

"US person"                        a US person, as defined in Regulation S
                                   under the Securities Act


In this document words denoting the singular shall include the plural and vice versa and words denoting any gender shall include the other gender.


Where in this document reference to any sterling amount (GBP) is followed by reference to an amount in Swiss francs (CHF), such amount has been calculated on the basis of an exchange rate of (GBP)1 = CHF 2.1677 being the rate prevailing on 17 April 2003 except where otherwise provided in this document.

Where in this document reference to any Swiss franc (CHF) amount is followed by reference to an amount in sterling (GBP), such amount has been calculated on the basis of an exchange rate of CHF1 = (GBP)0.4613 being the rate prevailing on 17 April 2003 except where otherwise provided in this document.

                                    PART I

                    LETTER FROM THE CHAIRMAN OF SMITH & NEPHEW

                                        ---------------------------------------
                                        Smith & Nephew plc
                                        ---------------------------------------
                                        15 Adam Street,
                                        London WC2N 6LA
                                        http://www.smith-nephew.com
                                        =======================================
                                        (Incorporated and registered in England
                                              --registered number 324357)



Directors:

D. Eustace (Chairman)
C. O'Donnell (Chief Executive)
P. Hooley (Finance Director)
Dr. P. Kirby (Non-executive)
W. Knowlton (Non-executive)
B. Larcombe (Non-executive)
R. De Schutter (Non-executive)
Dr. R. Stomberg (Non-executive)
Sir Timothy Lankester (Non-executive)

                                                                 24 April 2003

To Ordinary Shareholders and holders of Smith & Nephew ADSs.

Dear Shareholder,

1. Introduction

On 20 March 2003, the boards of Smith & Nephew and Centerpulse announced that they had agreed to combine their businesses to create a leading global orthopaedics company. At the same time the board of Smith & Nephew announced that it would create a new holding company by means of a scheme of arrangement under the Act.

I am writing to you to give you details of the acquisitions of Centerpulse and InCentive proposed to be made by Smith & Nephew Group which, by way of the Scheme, will become the new holding company of Smith & Nephew. At the same time Smith & Nephew is taking this opportunity, independently of the Scheme, to rationalise its share capital by cancelling and repaying all of the Preference Shares by means of a Reduction of Capital. The purpose of this document is to provide you with further information on these proposals and recommend that you vote in favour of the Scheme, the Acquisition and the cancellation and repayment of the Preference Shares and the related resolutions at shareholder meetings to be held on Monday 19 May 2003.

Further details of the Scheme, the Acquisition and the cancellation and repayment of the Preference Shares and the reasons for them, as well as the shareholder meetings required to implement them, are set out in Parts I and II of this document. The terms of the Scheme are set out in Part III of this document and the resolutions to be proposed at the shareholder meetings are set out in Part VII of this document.

2. Reasons for the Acquisition

The combination of Smith & Nephew and Centerpulse will create a global leader in the $14 billion orthopaedic market with the Combined Group rising to a No. 3 market share position. It offers an enhanced platform for growth in spinal implants, the fastest growing segment within the orthopaedics sector and an opportunity to participate in the dental implant sector. In bringing together two complementary businesses and transforming their scale, the Acquisition offers significant strategic and value creation opportunities and is expected to serve better the current and future needs of patients, surgeons and the hospital communities. InCentive is an investment company listed on the SWX Swiss Exchange. It is the largest shareholder of Centerpulse, holding approximately 18.9 per cent. of its registered issued share capital. In addition to making a public tender offer for all of the Centerpulse Shares, Smith & Nephew Group is also making a public tender offer for all the InCentive Shares because the Smith & Nephew Group board believes that making the InCentive Offer will facilitate the acquisition of Centerpulse. In Smith & Nephew's negotiations with InCentive relating to the Centerpulse Offer, InCentive required that the purchase of the Centerpulse Shares held by InCentive be structured as the InCentive Offer in order for InCentive to support the Centerpulse Offer.

Market Dynamics

The orthopaedic implant market continues to be one of the fastest growing medical technology sectors, with estimated global growth of 15 per cent. in 2002. In most developed countries there are some common drivers including:

 o Demographics of an ageing population, with the population aged 50-69 projected to increase by nearly 3 per cent. per annum for the foreseeable future;

 o Improved quality of life expectations, with patients also being better informed of the benefits of orthopaedic surgery due to the Internet, media, and word of mouth;

 o An expanding patient pool, due to an increase in active lifestyles and new longer-lasting materials such as improved bearing surfaces in orthopaedics and bioresorbables in arthroscopy that are encouraging surgeons to treat younger and more active patients;

 o An increasing incidence of osteoarthritis, combined with less invasive surgery trends and continued growth in surgeon familiarity with implant surgery; and

 o An increasing need for revision surgeries, as patients from the first orthopaedic boom in the late 80s require revision procedures.

Global Scale and Increased Geographic Reach in Reconstructive Implants

Building on Centerpulse's market leading position in Europe and Smith & Nephew's significant presence in the US, the Combined Group will become the fourth largest global reconstructive implant company with a market share of approximately 18 per cent. In Europe, the Combined Group will be a market leader in reconstructive implants with a market share of approximately 26 per cent. It will become No.4 overall in reconstructive implants in the US with a market share of 14 per cent. and have an enhanced position in Japan.

Centerpulse's particular geographic strength is in Europe, based on strong surgeon relationships developed over many years, along with an outstanding reputation for service. Centerpulse also has significant manufacturing and research and development facilities, located in Winterthur, Switzerland. This provides a major European facility, which will continue as a key centre for the long-term benefit of the Combined Group.

In addition, the two businesses fit together well in the US. Centerpulse, which has a smaller share of the US market, is particularly well-established in the southern states of the US, complementing the strong presence of Smith & Nephew across other regions of the US.

The combination will also double the scale of the Combined Group's business in the important Japanese market, where Smith & Nephew has a strong position in trauma and Centerpulse is well positioned in reconstructive implants.

Complementary Product Lines

The fit between the two companies' product lines is excellent. Centerpulse is strong in hips, with pioneering positions in metal-on-metal and highly cross-linked polyethylene, as well as extensive developments under way in less invasive procedures and in larger heads giving greater range of motion. Whilst Smith & Nephew is also strong in hips, it has particular strength in knees, with the revolutionary OXINIUM(R) product setting new standards for innovation and longevity. Leveraging the specific strengths of each company's sales relationships into new and existing accounts with this expanded product range is anticipated to lead to significant cross-selling opportunities.

Both companies have a strong tradition of technological innovation and, when combined, they will possess one of the most innovative product line-ups in global orthopaedics, including:

 o The broadest range of wear reducing joint implant bearing surfaces (OXINIUM(R), DURASUL(R), METASUL(R));

 o Unique minimally invasive knee surgery products (UNISPACER(TM), ACCURIS(TM));

 o Proven total joint brands (GENESIS(R) II, Natural Knee(TM), CLS(TM), Alloclassic(R), SPECTRON(R), REFLECTION(R), SYNERGY(TM));

 o  Computer assisted surgery technology (Navitrack(R), ACHIEVE(TM)); and

 o Advanced trauma devices (TRIGEN(TM), TAYLOR SPATIAL FRAME(TM), ORTHOGUARD AB(TM), EXOGEN(R)).

Expansion in the Fast-Growing Spinal Segment

Centerpulse's global No. 5 position in spinal implants provides the Combined Group with an enhanced platform for growth in the fastest growing segment of the orthopaedics market. In 2001, the US and European spine market was estimated to be worth $1.7 billion. Centerpulse entered the spinal marketplace in 1998 through the acquisition of Spine-Tech Inc.("Spine-Tech"), which brought with it the market leading lumbar fusion cage. Spine-Tech now offers a full range of products in the spinal implant market with devices for lumbar and cervical fixation, allografts and stabilisation devices. The spine business is well placed for growth in a rapidly expanding market.

Dental

Centerpulse's dental division occupies the No.4 position globally in the dental implant market with a market share of approximately 12 per cent. It primarily serves the US market and had sales of CHF 131 million in 2002, an underlying increase of 18 per cent. The global market for dental implants is currently growing at 15 per cent. per annum and the Dental division is well positioned for further growth.

Value Creation Opportunities

Significant value is expected to be created for the Combined Group's shareholders in three key areas: integration cost savings, sales and marketing opportunities and the longer term scale advantages of being a leading orthopaedics company.

At the Combined Group level, integration cost savings are expected to amount to (GBP)45 million per annum by 2005, requiring exceptional cash costs of
(GBP)130 million to implement. These will enable the Combined Group to target an improvement of its pre-goodwill operating margin to 23 per cent. by 2005/6, up from Smith & Nephew's previous guidance of 21 per cent., and with stronger cash generation. This is expected to enhance earnings per share of the Combined Group (before amortisation of goodwill and exceptional integration costs) by mid single digits in 2004 and approaching double digits in 2005 when the post-tax return on investment is expected to meet Smith & Nephew's weighted average cost of capital. Based on current tax rates, the Directors believe that, going forward, the Combined Group's tax rate will be 29 per cent. (based on profits before tax, goodwill amortisation and exceptional items).

Opportunities to combine the organisations to present a significant force in orthopaedics in each of the key markets, the US, Europe and Japan, have been identified. The combination of each company's sales relationships in existing accounts with the expanded product range is expected to lead to an increase in sales force productivity and opportunities to launch innovative products across an expanded sales force. Extending proprietary technologies such as OXINIUM(R), DURASUL(R) and METASUL(R) throughout the product range is expected to develop improved demand for the Combined Group's products. These, together with related cost savings, will enable the Orthopaedics Division to target a pre-goodwill operating margin of 27 per cent. by 2005/6.

Longer term, the opportunity to develop and manufacture a unified range of next generation products will lead to further benefits. The enhanced scale of the Combined Group's strategic research and development will enable it to invest at the forefront of orthopaedic product development and its increased market presence will enable a stronger profile to be built with major customer groups.

Benefits for all Stakeholders

The directors of both Smith & Nephew and Centerpulse believe that, in addition to creating value for shareholders of the Combined Group, the Acquisition will deliver significant benefits for patients, surgeons, hospitals and employees:

 o Patients will benefit from the pooling of research and development activities, resulting in better targeted and more optimised product development which will deliver enhanced product performance;

 o Surgeons and hospitals will benefit from a wider product offering, broader infrastructure and enhanced delivery of services and solutions; and

 o Employees will benefit from being part of one of the world's leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector.

3. Terms of the Offers

Smith & Nephew Group is offering 25.15 New Ordinary Shares and CHF 73.42 in cash in respect of each Centerpulse Share so that, on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars, Centerpulse Shareholders and InCentive Shareholders will collectively own approximately 24 per cent. of the Combined Group. Holders of Centerpulse ADSs will be offered 0.2515 of a Smith & Nephew Group ADS per Centerpulse ADS and CHF 7.342 in cash. Pursuant to the terms of the InCentive Offer, InCentive Shareholders will receive New Ordinary Shares and cash calculated in accordance with the formula set out in section 3 of Part II of this document.

On the basis of Smith & Nephew's closing share price of 419.5 pence on 17 April 2003, the Centerpulse Offer values each Centerpulse Share at CHF 302.12 and the total issued share capital of Centerpulse at CHF 3,585.4 million ((GBP)1,654 million). The acquisition of both Centerpulse and InCentive will result in the issue of approximately 298.5 million New Ordinary Shares and a net payment of CHF 871.3 million ((GBP)402 million) in cash, taking account of InCentive's expected cash balances. Further details of the Centerpulse Offer are set out in Parts II and VII of the Listing Particulars.

4. Information on Smith & Nephew

As you will be aware, Smith & Nephew is a global advanced medical devices company employing over 7,300 people with operations in 32 countries. Underlying sales growth in 2002 was 14 per cent., with acquisitions adding a further 4 per cent. Operating margins of continuing operations (before amortisation of goodwill and exceptional items) were 18 per cent. It is structured in three divisions, "Orthopaedics", "Endoscopy" and "Wound Management", with principal manufacturing in Tennessee and Massachusetts in the US, and Hull in the UK.

Orthopaedics is a global provider of reconstructive implant systems for knees, hips and shoulder joints, as well as trauma and clinical therapy products to help repair broken bones and damaged joints. This business strives to combine industry-leading technology with clinically proven products to deliver simpler, less invasive and more cost effective procedures. Smith & Nephew has 8 per cent. of the orthopaedic reconstructive implant and trauma markets and holds the No. 6 worldwide position. In 2002, sales for the Orthopaedics division were (GBP)470 million, an underlying sales increase of 20 per cent.from the previous financial year, and EBITA before exceptional items was
(GBP)98 million.

Endoscopy is a world leader in the development and commercialisation of minimally invasive endoscopic surgery. This business is committed to reducing trauma and pain to the patient, reducing cost to healthcare systems, and providing better outcomes for surgeons and patients with its broad range of techniques and instruments for minimally invasive surgery, particularly of the joint. Smith & Nephew has 35 per cent. of the arthroscopy (joint) market and holds the leading worldwide position. In 2002, sales for the Endoscopy division were (GBP)292 million, an underlying increase of 10 per cent. from the previous financial year, and EBITA before exceptional items was (GBP)
54 million.

Wound Management provides an advanced range of treatments for difficult to heal wounds. It develops innovative new solutions to chronic and acute wound management problems. Smith & Nephew has 21 per cent. of the wound management market and has the leading worldwide position. In 2002, sales for the Wound Management division were (GBP)322 million, an underlying increase of 11 per cent. from the previous financial year, and EBITA before exceptional items was
(GBP)44 million.

Smith & Nephew also has investments in BSN Medical, a joint venture with Beiersdorf AG, and in AbilityOne Corporation, a rehabilitation business in which it holds a 21.5 per cent. interest. The share of operating profit before exceptional items attributable to Smith & Nephew in 2002 from these two investments was (GBP)25 million.

5. Information on Centerpulse and InCentive

Centerpulse, formerly Sulzer Medica AG, is a leading medical technology group employing over 2,800 employees globally, it serves the reconstructive joint, spinal and dental implant markets. Following the divestiture of its Cardiovascular Division, which was concluded in January 2003, the group is organised into three divisions: "Orthopaedics", Spine-Tech and "Dental". Centerpulse, which is headquartered in Switzerland and has a history of technological leadership in its principal areas of activity, has five production facilities in Switzerland, the US and France.

Centerpulse's largest division is Orthopaedics, which focuses on joint care and includes the traditionally strong hip and knee implant businesses. Centerpulse estimates that it has a leading share of the European implant market, with a 22 per cent. market share. In 2002, the Orthopaedics Division reported total sales of CHF 923 million, of which CHF 542 million was in Europe. The underlying sales growth for 2002 was 14 per cent.

Spine-Tech offers a full range of spinal implant systems primarily in the US, and has a global market share of 7 per cent. In 2002, the Spine-Tech Division had sales of CHF 179 million, an underlying sales growth of 10 per cent.

The Dental Division, producing mainly dental implants, serves primarily the US and European markets and occupies the No 4 position globally, with a market share of approximately 13 per cent. In 2002, the Dental Division had sales of CHF 131 million, an underlying sales increase of 18 per cent.

InCentive is an investment company listed on the SWX Swiss Exchange which holds approximately 18.9 percent. of the registered issued share capital of Centerpulse. In its full year 2002 results, InCentive reported profit before tax of CHF178 million. As of 17 April 2003, InCentive's unaudited net asset value amounted to CHF 774.2 million.

Further details of the Acquisition are set out in Parts I and VII of the Listing Particulars.

6. Effect of the Scheme

Upon the Scheme becoming effective, Smith & Nephew Group will be the holding company of the Combined Group, and all issued Ordinary Shares will be cancelled and shareholders will receive an equal number of shares in Smith & Nephew Group. Provision will be made through theAccess Trust (details of which are set out in Part VI of this document) for Smith & Nephew Group Shareholders to receive dividends paid from either Switzerland or the UK. As a result of the Scheme, Scheme Shareholders will hold New Ordinary Shares with a nominal value of 12.5 pence each instead of the current Ordinary Shares which have a nominal value of 12-2/9 pence each. This change in nominal value does not adversely affect you and will simplify the capital structure of Smith & Nephew Group going forward.

As a result of the Scheme, if you hold Ordinary Shares you will receive the same number of New Ordinary Shares as the number of Ordinary Shares you currently hold. As a shareholder in Smith & Nephew Group you will, as a result of the Scheme but subject to the rights attaching to the Common Access Shares and subject as described in section 3.8 of Part IV of this document, enjoy equivalent economic and voting rights as you currently enjoy as a shareholder in Smith & Nephew. If you are a holder of Smith & Nephew ADSs you will receive the same number of ADSs in Smith & Nephew Group as the ADSs you currently hold in Smith & Nephew. As a holder of ADSs in Smith & Nephew Group you will, as a result of the Scheme but subject to the rights attaching to the Common Access Shares, and subject as described in section 3.8 of Part IV of this document, enjoy equivalent economic and voting rights as you currently enjoy as a holder of ADSs in Smith & Nephew. Shareholders should also note that the Acquisition will result in Centerpulse Shareholders and InCentive Shareholders together holding approximately 24 per cent. of the New Ordinary Shares.

The Scheme itself will have no immediate impact on the management of your company as all of the existing Directors of Smith & Nephew, except Sir Timothy Lankester (who is retiring at the Company's Annual General Meeting to be held on 29 April 2003), will become Directors of Smith & Nephew Group. If the Centerpulse Offer is declared wholly unconditional Dr. Max Link and Rene Braginsky will join the Board of Smith & Nephew Group on the Settlement Date.

7. Reasons for the cancellation and repayment of the Preference Shares

As at 17 April 2003, the last practicable date prior to publication of this document, the issued share capital of Smith & Nephew comprised 929,577,252 Ordinary Shares and 268,500 Preference Shares. The Board believes that the repayment and cancellation of the relatively small number of outstanding Preference Shares would allow the Board more flexibility in managing the Company's capital structure and is in the best interests of Smith & Nephew Shareholders as a whole.

The Board has therefore resolved that it would be appropriate, independently of the Scheme, to cancel and repay the Preference Shares by means of a Reduction of Capital. The Company has the power under its Articles to reduce its capital by special resolution, subject to the consent of Preference Shareholders and to the sanction of the Court. Accordingly, it will be necessary for the Preference Shareholders to sanction the Reduction of Capital by passing an extraordinary resolution at the separate Preference Shareholders' Meeting. The Company has received irrevocable undertakings from Preference Shareholders holding approximately 78 per cent. of the Preference Shares in issue to vote in favour of the Reduction of Capital at the Preference Shareholders' Meeting.

8. Effect of the cancellation and repayment of the Preference Shares

It is proposed that the Preference Shares will be repaid at (GBP)1.38 per Preference Share, being their par value plus a premium of 38 pence. The repayment price has been calculated on the basis of an approximately 4.4 per cent. yield, which the Directors believe is fair and reasonable. Accrued dividends will also be paid to the date of repayment of the Preference Shares following the Reduction of Capital. Fractions of a penny owing to any Preference Shareholder will be rounded up to the nearest penny. The repayment of the Preference Shares, which will cost (GBP)370,530 plus accrued dividends, will be funded out of the Company's existing cash reserves and banking facilities.

If the appropriate resolutions are duly passed at the Preference
Shareholders' Meeting and the Scheme EGM, the Company will make an application to the Court to confirm the Reduction of Capital. In seeking the Court's approval it will be necessary for the Company to satisfy the Court that the interests of the Company's creditors are not prejudiced by the Reduction of Capital, which is a requirement of the Act. This is likely to involve the Company providing an undertaking to the Court for the protection of creditors of the Company. It is expected that this will be to the effect that the Company will make all payments to Preference Shareholders out of distributable profits and will establish a special capital reserve in its accounting records to which there will be credited an amount equal to the aggregate nominal value of the issued Preference Shares cancelled, being (GBP)268,500. This amount will not be distributable so long as any liabilities of the Company on the date the Reduction of Capital becomes effective remain undischarged, save that the amount of the special capital reserve may be reduced or extinguished by the amount of any increase in the paid up share capital or share premium account of the Company as a result of any issue of new shares following the Reduction of Capital taking effect.

The Reduction of Capital will become effective on registration of the order of the Court confirming the Reduction of Capital with the Registrar of Companies, which is expected to take place on or about Monday 23 June 2003.

9. Smith & Nephew Share Schemes

If the Court sanctions the Scheme all options granted under the Smith & Nephew 1985 Share Option Scheme and the Smith & Nephew 1990 International Executive Share Option Scheme will, if not already exercisable, become exercisable in full. Options outstanding under all other Smith & Nephew Share Schemes will become exercisable, if at all and insofar as they are not already, in respect of a proportion only of the Ordinary Shares (or Smith & Nephew ADSs)in respect of which such options are outstanding. Subject to the rules of each of the relevant Smith & Nephew Share Schemes, and to obtaining all necessary consents and approvals of overseas tax and other relevant authorities (and, in the case of the Inland Revenue approved schemes, the approval of the Board of the Inland Revenue), Smith & Nephew and Smith & Nephew Group will be making proposals to offer Optionholders the opportunity to exchange (or "roll-over") their existing rights to acquire Ordinary Shares for equivalent options and rights to acquire New Ordinary Shares. These proposals will be made to Optionholders by way of separate letters. Further details are set out in section 15 of Part II of this document.

In relation to options proposed to be granted before 1 June 2003 under the Smith & Nephew 2001 UK Unapproved Plan, the Remuneration Committee has exercised its power to amend the rules of that plan so as to provide that, if the holders of such options are offered the opportunity to "roll-over" their options as described above, such options may not be exercised early and, if not "rolled-over", will lapse at the end of the period within which such offer may be accepted.

The Smith & Nephew Long Term Share Incentive Plan (the "LTIP") will be amended by the Plan Trustee (acting on the recommendation of the Remuneration Committee) so as to provide that outstanding awards under the LTIP will not, if the Court sanctions the Scheme (and as presently provided by the rules of the LTIP), become automatically vested in respect of any proportion of the award shares, but that if and insofar as an outstanding award becomes vested in respect of any number of Ordinary Shares in consequence of the relevant performance target being met, participants will then become entitled to such number of New Ordinary Shares. After the Scheme has become effective, the target levels of corporate performance set in relation to outstanding awards under the LTIP will remain the same but, in relation to any period thereafter, will relate to future performance of Smith & Nephew Group rather than of Smith & Nephew. Further details regarding the rights of participants under the LTIP are set out in section 15 of Part II of this document.

Conditional upon the Scheme becoming effective, Smith & Nephew Group intends to establish the Smith & Nephew Group 2003 Unapproved Share Option Plan, the Smith & Nephew Group 2003 UK Approved Share

Option Plan, the Smith & Nephew Group 2003 Long Term Incentive Plan, the Smith & Nephew Group 2003 Sharesave Plan and the Smith & Nephew Group 2003 International Sharesave Plan and will assume the Smith & Nephew Group 2003 US Share Plan and the Smith & Nephew Group 2003 US Employee Stock Purchase Plan previously adopted by Smith & Nephew. Smith & Nephew Group will also establish a new employee share trust for the benefit of employees and directors of Smith & Nephew Group and its subsidiaries. These plans and the trust each contain terms which are broadly similar to the terms of the corresponding Smith & Nephew Share Scheme or Smith & Nephew employee share trust. Smith & Nephew Group will obtain approval from the Board of the Inland Revenue under Schedules 3 and 4 of the Income Tax (Earnings and Pensions) Act 2003 for the Smith & Nephew Group 2003 UK Approved Share Option Plan and the Smith & Nephew Group 2003 Sharesave Plan prior to the grant of options under those plans. Further details of new employee share schemes are set out in Part X of the Listing Particulars.

No options will be granted or awards made under the Smith & Nephew Group Share Schemes unless such schemes are approved by Ordinary Shareholders.

It is also proposed to amend the Smith & Nephew Articles to ensure that any Ordinary Shares issued on or after the date of adoption of the amendments to the Smith & Nephew Articles but at or prior to 5.30 p.m. on the last business day prior to the date of the Court Hearing are issued subject to the terms of the Scheme. The amendment to the Smith & Nephew Articles will provide that any Ordinary Shares issued after 5.30 p.m. on the last business day prior to the date of the Court Hearing, for example upon exercise of options under the Smith & Nephew Share Schemes, will be transferred to Smith & Nephew Group in consideration of the issue or transfer to such holder by Smith & Nephew Group of New Ordinary Shares on a one for one basis.

10. Action to be taken

Two meetings of Ordinary Shareholders, being the Scheme EGM and the Court Meeting, will be held on Monday 19 May 2003 to seek approval for the Acquisition, the Scheme and the repayment of the Preference Shares and their implementation. Notices of the Scheme EGM and the Court Meeting are contained in Part VII of this document. A summary of the resolutions to be proposed at the Scheme EGM is set out in section 17 of Part II of this document. The Preference Shareholders' Meeting will also be held on Monday 19 May 2003 prior to the Scheme EGM and the Court Meeting. The Scheme EGM, the Court Meeting and the Preference Shareholders' Meeting will be held at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Ordinary Shareholder opinion. You are therefore urged, whether or not you propose to attend the meetings, to sign and return the enclosed Forms of Proxy as soon as possible.

Instructions on how to complete the Forms of Proxy for use in connection with the Scheme EGM and the Court Meeting are set out in section 20 of Part II of this document.

Whether or not you propose to attend the meetings in person,you are requested, if you hold Ordinary Shares, to complete and return the Forms of Proxy. Completed Forms of Proxy should be returned to the Company's Registrars, Lloyds TSB Registrars, as soon as possible and in any case so as to be received by them no later than 10.10 a.m. on Saturday 17 May 2003 in respect of the Scheme EGM and 10.20 a.m. on Saturday 17 May 2003 in respect of the Court Meeting. In addition, you can submit your proxy electronically at www.sharevote.co.uk using the reference and account numbers set out in the Forms of Proxy. Alternatively, if you are a member of CREST you may use the CREST electronic proxy appointment service, details of which are set out in
Section 20 of Part II of this document, in either case, such electronic proxy appointments must be received not later than 48 hours before the time appointed for the meeting. The Form of Proxy in respect of the Court Meeting may also be handed to the Chairman at the Court Meeting before the taking of the poll. The return of the Forms of Proxy will not prevent you from attending the Scheme EGM or the Court Meeting and voting in person if you wish. In each case, the Forms of Proxy should be completed in accordance with the instructions printed thereon. Lloyds TSB Registrars are providing a telephone helpline to answer questions which Smith & Nephew Shareholders may have prior to deciding what action to take. The number for callers dialling from within the UK is 0870 600 2027 and for callers dialling from outside the UK the number is +44 1903 702767. Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the proposals.

If you wish to amend or revoke your Forms of Proxy after you have returned them to the Company's Registrars, Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AP. Further information in relation to Smith & Nephew ADSs is contained in Part IX of the Listing Particulars.

11. Recommendation

The Board, who have been so advised by Lazard, considers the Scheme, the Acquisition and the cancellation and repayment of the Preference Shares to be in the best interests of Smith & Nephew and its shareholders as a whole. The Board also considers the resolutions to be proposed at the Scheme EGM and the Court Meeting to be in the best interests of Smith & Nephew and its shareholders as a whole. In giving its advice, Lazard has taken into account the Board's commercial assessment of the Scheme, the Acquisition and the cancellation and repayment of the Preference Shares.

The Board therefore unanimously recommends that Ordinary Shareholders vote, and that holders of Smith & Nephew ADSs instruct the Depositary to vote, in favour of the proposal at the Court Meeting and the proposals at the Scheme EGM, as the Directors intend to do in respect of their own beneficial shareholdings of Ordinary Shares and Smith & Nephew ADSs which amount to 295,618 Ordinary Shares and 21,331 Smith & Nephew ADSs in aggregate, representing approximately 0.055 per cent. of the current issued ordinary share capital of Smith & Nephew.

Yours faithfully,


/s/ Dudley Eustace
Dudley Eustace
Chairman

                                    PART II

                   EXPLANATION OF THE SCHEME AND ITS EFFECTS
          (IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985)


                                    LAZARD

                                                                 24 April 2003

To Ordinary Shareholders and holders of Smith & Nephew ADSs.

Dear Shareholder,

    Acquisition of Centerpulse and InCentive, introduction of a new holding company to be effected by means of the Scheme
                      and repayment of Preference Shares

1. Introduction

We are writing to you on behalf of Smith & Nephew to explain the Scheme, the Acquisition, the cancellation and repayment of the Preference Shares and their respective effects.

Implementation of the Scheme requires the approval of Ordinary Shareholders at the Court Meeting and a special resolution to be passed by Ordinary Shareholders at the Scheme EGM. Further explanation of the Court Meeting and the Scheme EGM is given in section 17 below. A description of the action you are recommended to take in relation to the Court Meeting and the Scheme EGM is set out in section 20 below.

In addition to the approval of Ordinary Shareholders, the repayment of the Preference Shares also requires the separate approval of Preference Shareholders to be sought at the Preference Shareholders' Meeting.

The reasons for the Acquisition and cancelling and repaying the Preference Shares are set out in the letter from the Chairman of Smith & Nephew in Part I of this document, which should be read together with this Part II and which forms part of this explanatory statement. That letter contains the unanimous recommendation by the Board to vote in favour of the resolutions to be proposed at the Scheme EGM and the Court Meeting.

Once the Ordinary Shareholders have approved the Scheme at the Scheme EGM and the Court Meeting, the Scheme must be sanctioned by the Court in order to become effective. The effect of the Court's sanction of the Scheme is that, when the Court Order is delivered to the Registrar of Companies and registered by him, all Scheme Shareholders are bound by the terms of the Scheme.

It is expected that the Scheme will become effective on Tuesday 24 June 2003.

The full text of the Scheme is set out in Part III of this document. The full text of each of the resolutions to be proposed at the Scheme EGM and the Court Meeting are set out in Part VII of this document.

2. Details of the Centerpulse Offer

Smith & Nephew Group is offering 25.15 New Ordinary Shares and CHF 73.42 in cash in respect of each Centerpulse Share so that, on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars, Centerpulse Shareholders and InCentive Shareholders will collectively own approximately 24 per cent. of the Combined Group. Holders of Centerpulse ADSs will be offered 0.2515 of a Smith & Nephew Group ADS per Centerpulse ADS and CHF 7.342 in cash.

On the basis of Smith & Nephew's closing share price of 419.5 pence on 17 April 2003, the Centerpulse Offer values each Centerpulse Share at CHF 302.12 and the total issued share capital of Centerpulse at CHF 3,585.4 million ((GBP)1,654 million). The acquisition of both Centerpulse and InCentive will result in the issue of approximately 298.5 million New Ordinary Shares and a net payment of CHF 871.3 million ((GBP)402 million) in cash, taking account of InCentive's expected cash balances. Further details of the Centerpulse Offer are set out in Parts II and VII of the Listing Particulars.

Each accepting Centerpulse Shareholder will also be entitled to a beneficial interest in one Common Access Share for each New Ordinary Share received by that accepting Centerpulse Shareholder. Each Common Access Share will be allotted and issued to the Trustee to be held on bare trust for the relevant accepting Centerpulse

Shareholder. The Common Access Shares will enable Smith & Nephew Group Shareholders to receive dividends from Smith & Nephew rather than from Smith & Nephew Group in respect of their New Ordinary Shares. Further details of the Common Access Shares are described in Part VI of this document.

3. Details of the InCentive Offer

Under the terms of the InCentive Transaction Agreement, InCentive is obliged to dispose of its investments other than Centerpulse Shares so that on the Settlement Date its investments will comprise only Centerpulse Shares and cash. The terms of the InCentive Offer are such that in respect of InCentive's holding in Centerpulse they will precisely reflect the terms of the Centerpulse Offer.

The offer price for each InCentive Share is calculated by reference to the formula (a+b)/c where:

     a = the total amount of New Ordinary Shares and amount of cash that would only be payable under the Centerpulse Offer for the Centerpulse Shares held by InCentive (the "Centerpulse Holding").

     b  = the adjusted net asset value (positive or negative) of InCentive
          (the "Adjusted NAV") calculated as at the last day of the InCentive offer period but excluding the Centerpulse Holding and attributing no value to any InCentive Shares held by InCentive or its subsidiaries (the "Treasury Shares"), as confirmed by InCentive's auditors.

     c = the total number of InCentive Shares in issue on the last day of the InCentive offer period less the number of Treasury Shares on that date.

As a result, the consideration for each InCentive Share will consist of (i) an element of New Ordinary Shares and cash which will mirror InCentive's Centerpulse Holding; plus or minus (ii) the cash attributable to Adjusted NAV of InCentive excluding the Centerpulse Holding. If the Adjusted NAV is negative, then the cash element attributable to the Centerpulse Holding shall be reduced, pro rata, and if after such reduction there is still a negative balance, the number of New Ordinary Shares to be issued shall be reduced by a corresponding amount.

InCentive is not permitted to sell its shares in Centerpulse (or to assent them to any other offer) without Smith & Nephew Group's consent, unless Smith & Nephew Group declares that the InCentive Offer has failed. Smith & Nephew Group can require InCentive to assent its shares in Centerpulse to the Centerpulse Offer in certain limited circumstances.

Under the InCentive tender agreement shareholders representing 77 per cent. of InCentive's issued share capital have irrevocably undertaken to accept the InCentive Offer. These InCentive shareholders have no right to withdraw their acceptances of the InCentive Offer in the event of a third party offer for InCentive unless Smith & Nephew Group announces that the InCentive Offer has failed or a higher third party offer is also made for Centerpulse and that offer becomes unconditional as to acceptances. In that event the InCentive shareholders may not withdraw their acceptances if Smith & Nephew Group declares the InCentive Offer unconditional. Further details of the InCentive Offer, the InCentive Transaction Agreement and the InCentive tender agreement are set out in Parts II and VII of the Listing Particulars.

Each accepting InCentive Shareholder will be entitled to a beneficial interest in one Common Access Share for each New Ordinary Share received by that accepting InCentive Shareholder. Each Common Access Share will be allotted and issued to the Trustee to be held on bare trust for the relevant accepting InCentive Shareholder. The Common Access Shares will enable Smith & Nephew Group Shareholders to receive dividends from Smith & Nephew rather than from Smith & Nephew Group in respect of their New Ordinary Shares. Further details of the Common Access Shares are described in Part VI of this document.

4. Conditions to the Acquisition

The acquisition of Centerpulse or, as the case may be, InCentive can only become effective if all (i) the conditions to the Scheme have been satisfied, including requisite Smith & Nephew Shareholder approvals and the sanction of the Court in respect of the Scheme, and (ii) the conditions to the relevant Offer, have, in each case, been satisfied (or waived). The acquisition of InCentive is conditional upon the conditions to the Centerpulse Offer being satisfied. However, the Centerpulse Offer is not conditional upon the InCentive Offer having become unconditional.

The conditions which need to be satisfied (or waived) for the Scheme and the Centerpulse Offer to be implemented, which are set out in full in the Listing Particulars, include:

o approval of the Scheme at the Court Meeting, by a majority in number representing not less than 75 per cent. in nominal value of Ordinary Shares held by those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

o the passing of the requisite resolution to approve the Acquisition at the Scheme EGM;

o    the sanction (with or without modification) of the Scheme by the Court;

o the number of Centerpulse Shares validly tendered for acceptance representing at least 75 per cent. of the outstanding Centerpulse Shares or such lesser percentage as Smith & Nephew may decide; and

o the admission to listing of the New Ordinary Shares on the London Stock Exchange, and the Smith & Nephew Group ADSs to be issued in connection with the Scheme being authorised for listing on the New York Stock Exchange (subject to official notice of issuance).

Further details of the Acquisition are set out in Parts II and VII of the Listing Particulars.

5. Product recall liability

Last year the board of directors of Centerpulse put in place measures to deal with claims arising from a major recall of reconstructive implants dating back to 5 December 2000. This involved Centerpulse entering into a district court approved class action settlement for US residents on 13 March 2002, and establishing a settlement trust (the "Settlement Trust") to pay claims to class members in the US who undergo surgery to replace an affected hip implant prior to 5 June 2003 or an affected tibial base plate prior to 17 November 2003. The Settlement Trust was funded with approximately $1.1 billion, of which Centerpulse contributed $725 million in cash on 4 November 2002. Centerpulse's insurers and former parent company funded the balance.
The settlement agreement (further details of which are set out in section 10.3(a) of Part X of the Listing Particulars) provides for the Settlement Trust to pay for the first 4,000 valid claims. Centerpulse remains liable for 50 per cent. of the cost of settled claims in excess of that number. The Settlement Trust will also fund the first 64 settled claims for reprocessed hip shells replaced before 8 September 2004, with Centerpulse remaining liable in full for settled claims beyond this number.

As at 11 April 2003, the administrator of the Settlement Trust had received 4,362 claims forms in relation to hip implants and tibial base plates and 150 claim forms for reprocessed hip implants. The administrator has determined that of these classes of claims, 3,795 and 119 respectively are likely to be valid. It is not known at present how many more claims will be made or whether the remaining and future claims are or will be valid and hence how many will qualify for settlement.

Your Board has examined this issue in detail. Although the board of directors of Centerpulse believes that the remaining provisions in its year end audited accounts will be adequate to provide for the liabilities that may arise from the product recall, the Smith & Nephew Board is mindful that there is a possibility that the eventual number of revisions and cost of settling claims from the product recall issue may exceed the level of provision made by Centerpulse. Your Board has taken into account this possibility in agreeing the terms and structure of the Centerpulse Offer. Further details of this litigation are set out in Part X of the Listing Particulars.

6. Summary of the Scheme

Under the Scheme, each Scheme Share will be subdivided into one Subdivided Ordinary Share and one Subdivided Common Access Share. Thereafter, the Subdivided Common Access Shares and the Subdivided Ordinary Shares will be cancelled on the Scheme Effective Date. These cancellations are an integral part of the Scheme. Following these cancellations, the issued share capital of Smith & Nephew will be restored by applying the reserve arising in the books of Smith & Nephew as a result of the cancellation of the Subdivided Common Access Shares and the Subdivided Ordinary Shares, to pay up the Capitalisation Ordinary Shares and Capitalisation Common Access Shares in full. The Capitalisation Ordinary Shares will be issued to Smith & Nephew Group (and/or its nominees) and the Capitalisation Common Access Shares will be issued to the Trustee.

In consideration for the subdivision of the Scheme Shares and cancellation of the Subdivided Common Access Shares and the Subdivided Ordinary Shares, Scheme Shareholders who remain on the register of members of Smith & Nephew at 5.30 pm on the Scheme Record Date will receive:

     For each Scheme Share subdivided and       one New Ordinary Share (which
     cancelled                                  confers a beneficial interest
                                                in one Common Access Share).

No fractions of New Ordinary Shares will arise under the Scheme.

Upon the Scheme becoming effective, (i) each Ordinary Share underlying each Smith & Nephew ADS will be subdivided into one Subdivided Ordinary Share and one Subdivided Common Access Share. Thereafter the Subdivided Common Access Shares and the Subdivided Ordinary Shares will be cancelled and an equal number of New Ordinary Shares will be issued to the Depositary and (ii) the Smith & Nephew ADR facility will become a Smith & Nephew Group ADR facility. Accordingly, from the Scheme Effective Date, holders of Smith & Nephew ADSs will instead hold:

     For each Smith & Nephew ADS            one new Smith & Nephew Group ADS
     (representing the right to receive     (representing the right to receive
     ten Ordinary Shares)                   ten New Ordinary Shares each of
                                            which confers a beneficial interest
                                            in one Common Access Share).

As a result, if you hold Ordinary Shares you will receive the same number of New Ordinary Shares as the number of Ordinary Shares you currently hold. As a shareholder in Smith & Nephew Group you will, as a result of the Scheme but subject to the rights attaching to the Common Access Shares and subject as described in section 3.8 of Part IV of this document, enjoy equivalent economic and voting rights as you currently enjoy as a shareholder in Smith & Nephew. If you are a holder of Smith & Nephew ADSs you will receive the same number of ADSs in Smith & Nephew Group as the ADSs you currently hold in Smith & Nephew. As a holder of ADSs in Smith & Nephew Group you will, as a result of the Scheme but subject to the rights attaching to the Common Access Shares and subject as described in section 3.8 of Part IV of this document, enjoy equivalent economic and voting rights as you currently enjoy as a holder of ADSs in Smith & Nephew. Shareholders should note however, that the Acquisition will result in Centerpulse Shareholders and InCentive Shareholders together holding approximately 24 per cent. of the New Ordinary Shares.

The other rights attaching to the New Ordinary Shares are substantially the same as those attaching to the existing Ordinary Shares. Similarly, the other rights attaching to the Smith & Nephew Group ADSs are the same as those attaching to the existing Smith & Nephew ADSs. A summary of the principal differences between the Smith & Nephew Group Articles and the current Smith & Nephew Articles is set out in Part V of this document.

Following the Scheme becoming effective, holders of Smith & Nephew ADRs in certificated form shall retain their existing Smith & Nephew ADRs, which will continue to be valid following the Scheme, and which will represent an equal number of Smith & Nephew Group ADRs. Upon the Scheme becoming effective, with no further action on the part of the holders of book-entry Smith & Nephew ADRs, appropriate notation will be made at the relevant book-entry facility with respect to the book-entry Smith & Nephew ADRs to reflect that the Scheme has become effective. Further details in respect of the Smith & Nephew ADSs, Smith & Nephew ADRs, Smith & Nephew Group ADSs and Smith & Nephew Group ADRs are set out in Part IX of the Listing Particulars.

Holders of Smith & Nephew ADSs will not be entitled to attend the Court Meeting or the Scheme EGM although the record holder of the Ordinary Shares underlying the Smith & Nephew ADSs will be so entitled and will vote in accordance with instructions that may be received from holders of Smith & Nephew ADSs. Holders of Smith & Nephew ADSs who wish to attend the Court Meeting or the Scheme EGM should take steps to present their Smith & Nephew ADRs to the Depositary for cancellation and delivery of Ordinary Shares (so as to become record holders of Ordinary Shares) prior to the relevant voting record time for the Court Meeting or the Scheme EGM.

All the Common Access Shares issued under the terms of the Scheme will be allotted and issued to the Trustee to be held on bare trust for Smith & Nephew Group Shareholders. Following completion of the Acquisition, Smith & Nephew Group Shareholders will be able to elect to receive dividends from Smith & Nephew (which is and will be tax resident in the United Kingdom) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland). Were Smith & Nephew Group Shareholders resident outside Switzerland to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, suffer a withholding tax at 35 per cent. However, under domestic law, Swiss tax residents may obtain a refund or tax credit in the full amount of the withholding tax, for non-residents, some relief may be granted under the terms of double tax treaties.

Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from

Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VI of this document.

Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System will, if they wish to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group. Further details are set out in Part VI of this document.

7. Implementation of the Scheme

     The Scheme will not become effective and binding unless:

     (a) the Scheme is approved at the Court Meeting, by a majority in number representing not less than 75 per cent. in nominal value of Ordinary Shares held by those Ordinary Shareholders present and voting, either in person or by proxy, at the Court Meeting;

     (b) Resolutions 1, 2 and 4 set out in the notice of Scheme EGM contained in Part VII of this document are passed by the Ordinary
          Shareholders;

     (c) the Scheme is sanctioned (with or without modification) and the cancellation of the Subdivided Shares as part of the Scheme is confirmed by the Court at the Court Hearing;

     (d) an office copy of the Court Order sanctioning the Scheme and confirming the cancellation of the Subdivided Shares as part of the Scheme is delivered to the Registrar of Companies and, in relation to the reduction of capital, is registered by him;

     (e) the admission to the Official List of the New Ordinary Shares becomes effective in accordance with the Listing Rules and the admission of such shares to trading on the London Stock Exchange's market for listed securities becomes effective or (if determined by Smith & Nephew Group) the Listing Authority agrees or confirms its decision to admit such shares to the Official List and the London Stock Exchange agrees to admit such shares to trading subject only to the allotment of such shares and/or the Scheme becoming unconditional in all respects;

     (f) the NYSE indicates that it intends to authorise the listing of the Smith & Nephew Group ADSs (upon official notice of issuance) prior to 6.00 p.m. on the last business day prior to the Court
          Hearing or such later time prior to the Scheme becoming effective as Smith & Nephew may determine; and

     (g) the additional conditions set forth in the Centerpulse Transaction Agreement are either fully satisfied in accordance with their terms or are waived (if capable of waiver), such conditions being:

          (i) all competent European Union, US and other foreign authorities having approved and/or granted clearance of the acquisition of Centerpulse without a party being required to meet any condition or requirement giving rise to (a) costs and/or loss of earnings before interest, tax and amortisation ("EBITA") in excess of CHF 23 million in the aggregate; or (b) a decrease in consolidated turnover of CHF 75 million in the aggregate of the Combined Group. In addition, no other orders or directions by any court or other authority prohibiting the completion of the Centerpulse Offer having been issued;

          (ii) the Registration Statement on Form F-4 to be filed by Smith & Nephew with the SEC in connection with the Centerpulse Offer (the "Registration Statement") having become effective in accordance with the provisions of the Securities Act; no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn;

          (iii) Smith & Nephew having received valid acceptances for at least 75 per cent. of the total number of the Centerpulse Shares outstanding (including Centerpulse Shares represented by ADSs and, provided the InCentive Offer has become unconditional, Centerpulse Shares held by InCentive) on a fully diluted basis at the expiry of the (possibly extended) offer period;

          (iv) three of Centerpulse's current board members having resigned from Centerpulse's board of directors subject to completion of the Centerpulse Offer, and the other board members having entered into a fiduciary arrangement with Smith & Nephew Group covering the period until a Centerpulse General Meeting will have resolved to elect the persons proposed by Smith & Nephew Group to the board of directors of Centerpulse, subject to completion of the Centerpulse Offer;

          (v) Centerpulse until the end of the (possibly extended) offer period (save for extension beyond the statutory 40 day trading period under Swiss law solely as a result of the Court Scheme not having become effective) not having:

               (A) become subject to a mandated recall for a product, the consolidated turnover of which product family exceeded CHF 75 million in Centerpulse's consolidated prior year results and such recall having resulted, or, according to the opinion of an investment bank or accounting firm of international repute to be appointed by Smith & Nephew with the consent of Centerpulse (the "Expert"), likely to result, in costs and/or loss of EBITA (after insurance payable to Centerpulse) in excess of CHF 23 million; or

               (B) suffered a disablement of its manufacturing facilities in Winterthur or Austin having resulted, or, according to the opinion of the Expert, likely to result, in costs and/or loss of EBITA(after insurance payable to Centerpulse) in excess of CHF 23 million.

Smith & Nephew Group has given its written consent to the Scheme and a written undertaking to be bound by the terms of the Scheme pursuant to the Undertaking. The Court Hearing is expected to be held on Friday 20 June 2003. Smith & Nephew Shareholders will have the opportunity to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by counsel.

If the Scheme is sanctioned by the Court and the conditions to the Scheme are satisfied or waived, it is expected that the Scheme will become effective on Tuesday 24 June 2003, and that dealings in the New Ordinary Shares issued pursuant to the Scheme and in Smith & Nephew Group ADSs arising from the Scheme will commence on Wednesday 25 June 2003. If the Scheme has not become effective by 31 December 2003 (or such later date as Smith & Nephew and Smith & Nephew Group may agree and the Court may allow), it will lapse, in which event the position of holders of Ordinary Shares will remain unchanged.

The Scheme contains a provision for Smith & Nephew and Smith & Nephew Group jointly to consent on behalf of all persons concerned to any modification of or addition to the Scheme, or to any condition which the Court may think fit to approve or impose. Smith & Nephew has been advised by its legal advisers that the Court would be unlikely to approve or impose any such amendment to the Scheme which might be material to the interests of Scheme Shareholders unless Smith & Nephew Shareholders were informed of any such amendment. It will be a matter for the Court to decide, in its discretion, whether or not a further meeting of Ordinary Shareholders should be held or consent obtained (as the case may be). If the Court does approve or impose any amendment to the Scheme which, in the opinion of the Board, is such as to require the consent of the Ordinary Shareholders, the Board will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

8. Effect of the Scheme

The effect of the Scheme (but taking no account of the issue of New Ordinary Shares as a result of the Acquisition) will be that Scheme Shareholders and holders of Smith & Nephew ADSs will have their respective interests in Smith & Nephew replaced by an equivalent proportionate interest in Smith & Nephew Group (of which Smith & Nephew will be a wholly-owned subsidiary). Subject to any intervening and subsequent exercise of options granted under the Smith & Nephew Group Share Schemes (see section 15 of this Part II below) and taking no account of the issue of New Ordinary Shares as a result of the Acquisition and subject as described in section 3.8 of Part IV of this document and to the rights attaching to Common Access Shares, the proportionate interests of the Scheme Shareholders in the profits, net assets and dividends of Smith & Nephew will not be affected. The Acquisition will result in Centerpulse Shareholders and InCentive Shareholders together holding approximately 24 per cent. of the New Ordinary Shares. Each holder of New Ordinary Shares will also have a beneficial interest in an equal number of Common Access Shares. The rights attaching to the Common Access Shares are summarised in Part VI of this document.

9. Changes to the Smith & Nephew Articles

9.1 Overview of changes to Smith & Nephew Articles

Subject to the passing of Resolution 2 at the Scheme EGM, new Smith & Nephew Articles will be adopted to ensure that any Smith & Nephew Shares issued on or after the date of adoption of the new Smith & Nephew Articles but at or prior to 5.30 p.m. on the last business day prior to the date of the Court Hearing are issued subject to the terms of the Scheme. The new Smith & Nephew Articles will provide that any Smith & Nephew Shares issued after 5.30 p.m. on the last business day prior to the date of the Court Hearing, for example, upon the exercise of options under the Smith & Nephew Share Schemes, will be transferred to Smith & Nephew Group in consideration of the issue or transfer to such holder by Smith & Nephew Group of New Ordinary Shares on a one for one basis. The new Smith & Nephew Articles will also set out the rights (described in Part VI of this document) attaching to the Common Access Shares.

9.2 Scheme Amendments

If adopted at the Scheme EGM the new Smith & Nephew Articles will include the following Article:

     169 In this Article 169, expressions not defined in these Articles but defined in the scheme of arrangement dated 24 April 2003 proposed between the Company and the Scheme Shareholders (as defined in such scheme), in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (as defined in such scheme (the "Scheme")) shall have the same respective meanings in this Article.

    169.1 Notwithstanding any other provision of these Articles, if any ordinary shares in the Company are allotted and issued to any person (other than Smith & Nephew Group plc or any nominee of Smith & Nephew Group plc) (a "new member") after the time at which this Article becomes effective and at or prior to 5.30 p.m. on the last business day prior to the date of the Court Hearing, such shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than Smith & Nephew Group plc or any nominee of Smith & Nephew Group plc, shall upon the Scheme becoming effective be bound by the terms of the Scheme.

    169.2 Notwithstanding any other provision of these Articles, if any ordinary shares in the Company are allotted and issued after 5.30 p.m. on the last business day prior to the date of the Court Hearing then, after the Scheme shall have taken effect, all such shares will be transferred to Smith & Nephew Group plc in consideration for and conditionally on the issue or transfer to the new member (or any subsequent holder) of shares on the following basis: one Smith & Nephew Group plc ordinary share (providing a beneficial interest in one Common Access Share to be held on trust by the Trustee) for each ordinary share in the capital of the Company so transferred. The Smith & Nephew Group plc ordinary shares so issued will be credited as fully paid and will rank pari passu in all respects with all Smith & Nephew Group plc ordinary shares in issue at the time (other than as regards any dividend or other distribution payable by reference to a record date preceding the date of allotment and issue) and will be subject to the Articles of Association of Smith & Nephew Group plc.

    169.3 The number of ordinary shares (and the related beneficial interest in Common Access Shares) to be issued or transferred by Smith & Nephew Group plc under Article 169.2 may be adjusted by the Directors in such manner as the auditors may determine on any reorganisation of the share capital of the Company or of Smith & Nephew Group plc effected after the Scheme Effective Date, provided always that any fractions of an ordinary share in Smith & Nephew Group plc shall be aggregated and sold for the benefit of Smith & Nephew Group plc.

    169.4 To give effect to any such transfer required by Article 169.2, the Company may appoint any person to execute a form of transfer on behalf of the new member (or any subsequent holder of the relevant shares in the Company) in favour of Smith & Nephew Group plc and to agree for and on behalf of the new member (or any such holder) to become a member of Smith & Nephew Group plc.

10. Cancellation and Repayment of the Preference Shares

10.1 Reasons for the cancellation and repayment of the Preference Shares

As at 17 April 2003, the last practicable date prior to the publication of this document, the issued share capital of Smith & Nephew comprised 929,577,252 Ordinary Shares and 268,500 Preference Shares. Smith & Nephew believes that the repayment and cancellation of the relatively small number of outstanding Preference Shares would allow the Company more flexibility in managing its capital structure and is in the best interests of Smith & Nephew Shareholders as a whole.

The Board has therefore resolved that it would be appropriate, independently of the Scheme, to cancel and repay the Preference Shares by means of a Reduction of Capital. The Company has the power under its Articles to reduce its capital by special resolution, subject to the consent of Preference Shareholders and to the sanction of the Court. Accordingly, it will be necessary for the Preference Shareholders to sanction the Reduction of Capital by passing an extraordinary resolution at the separate Preference Shareholders' Meeting. Smith & Nephew has received irrevocable undertakings from Preference Shareholders holding approximately 78 per cent. of the Preference Shares in issue to vote in favour of the Reduction of Capital at the Preference Shareholders' Meeting.

10.2 Effect of the cancellation and repayment of the Preference Shares

It is proposed that the Preference Shares will be repaid at (GBP)1.38 per Preference Share, being their par value plus a premium of 38 pence. The repayment price has been calculated on the basis of an approximately 4.4 per cent. yield which the Directors believe is fair and reasonable. Accrued dividends will also be paid to the date of repayment of the Preference Shares following the Reduction of Capital. Fractions of a penny owing to any Preference Shareholders will be rounded up to the nearest penny. The repayment of the Preference Shares, which will cost in aggregate (GBP)370,530 plus accrued dividends, will be funded out of the Company's existing cash reserves and banking facilities.

If the appropriate resolutions are duly passed at the Preference
Shareholders' Meeting and the Scheme EGM, the Company will make an application to the Court to confirm the Reduction of Capital. In seeking the Court's approval it will be necessary for the Company to satisfy the Court that the interests of the Company's creditors are not prejudiced by the Reduction of Capital, which is a requirement of the Act. This is likely to involve the Company providing an undertaking to the Court for the protection of creditors of the Company. It is expected that this will be to the effect that the Company will make all payments to Preference Shareholders out of distributable profits and will establish a special capital reserve in its accounting records to which there will be credited an amount equal to the aggregate nominal value of the issued Preference Shares cancelled, being (GBP)268,500. This amount will not be distributable so long as any liabilities of the Company on the date the Reduction of Capital becomes effective remain undischarged, save that the amount of the special capital reserve may be reduced or extinguished by the amount of any increase in the paid up share capital or share premium account of the Company as a result of any issue of new shares following the Reduction of Capital taking effect.

The Reduction of Capital will become effective on registration of the order of the Court confirming the Reduction of Capital with the Registrar of Companies, which is expected to take place on or about Monday 23 June 2003.

11. Directors

Prior to the Scheme Effective Date all of the current Directors of Smith & Nephew, with the exception of Sir Timothy Lankester who is to retire at the Company's Annual General Meeting to be held on 29 April 2003, will be appointed, or will have been appointed, directors of Smith & Nephew Group. The effect of the Scheme on the interests of the Directors (details of which are set out in section 6 of Part IV of this document) is the same as its effect on the interests of other Scheme Shareholders. If the Centerpulse Offer is declared wholly unconditional Dr. Max Link and Rene Braginsky will join the board of Smith & Nephew Group on the Settlement Date. It is anticipated that as a result of the Scheme becoming effective the service contracts or letters of appointment of the directors of Smith & Nephew who are or will become directors of Smith & Nephew Group will be novated to Smith & Nephew Group. Save as to effect the novation and as set out in this paragraph the terms and conditions of these service contracts and letters of appointment will not be materially amended. However, it is anticipated that, as a result of Smith & Nephew Group having its head office and holding its board meetings in Switzerland, the Remuneration Committee may increase the fees and emoluments paid to the Smith & Nephew Directors, but any such changes have not yet been determined.

Directors who are Optionholders will, in common with other Optionholders, be entitled to choose to acquire Ordinary Shares subject to their options or exchange their option over Ordinary Shares for an equivalent option over New Ordinary Shares. This is explained in further detail in section 14 of this
Part II below.

12. Taxation

Details of the tax position of UK resident shareholders areset out in section 8 of Part IV of this document. Details of the tax position of US resident shareholders and holders of Smith & Nephew ADSs, are set out in section 9 of
Part IV of this document.

Any Smith & Nephew Shareholder or holder of Smith & Nephew ADSs who is in any doubt as to their tax position or who may be subject to tax in any jurisdiction outside the UK or the US should consult an appropriate professional adviser.

13. Listing, dealings, share certificates, ADS certificates and settlement

Applications have been made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Smith & Nephew Shares will be the Scheme Record Date, which is expected to be on Tuesday 24 June 2003. The last time for registration of transfers of Smith & Nephew Shares will be 4.30 p.m. on the Scheme Record Date. It is expected that dealings in the New Ordinary Shares to be issued pursuant to the Scheme will commence at 8.00 a.m. on Wednesday 25 June 2003.

A listing application will be made to list the Smith & Nephew Group ADSs arising from the Scheme on the NYSE under the symbol "SNN", the symbol currently used for Smith & Nephew ADSs. The last time for registration of transfers of Smith & Nephew ADSs is expected to be 4.00 p.m. (New York time) on the Scheme Record Date. It is expected that dealings will commence on the NYSE in Smith & Nephew Group ADSs arising from the Scheme at 9.30 a.m. (New York time) on Wednesday 25 June 2003.

Upon the Scheme becoming effective share certificates for the Scheme Shares will cease to be valid. For Scheme Shareholders who hold their Smith & Nephew Shares in a CREST account, New Ordinary Shares are expected to be credited to the relevant CREST accounts at 8.00 a.m. on Wednesday 25 June 2003. For those holding shares in certificated form, definitive certificates for the New Ordinary Shares are expected to be despatched by Wednesday 9 July 2003. Pending despatch of share certificates, transfers of New Ordinary Shares will be certified by Lloyds TSB Registrars against the share register.

Existing Smith & Nephew ADSs will automatically represent Smith & Nephew Group ADSs, and existing Smith & Nephew ADRs will automatically represent Smith & Nephew Group ADRs, in each case on the Scheme Effective Date.

All mandates in force at 5.30 p.m. on the Scheme Record Date relating to payment of dividends on Smith & Nephew Shares and all instructions given relating to notices and other communications will, unless and until varied or revoked, be deemed from the Scheme Effective Date to be valid and effective mandates or instructions to Smith & Nephew Group in relation to the corresponding holdings of New Ordinary Shares.

14. Memorandum and Articles of Association of Smith & Nephew Group

Other than the amendments necessary to incorporate the Common Access Share structure, the Memorandum and Articles of Association of Smith & Nephew Group are substantially the same as the Memorandum and Articles of Association of Smith & Nephew in effect as at the date of this document, and accordingly the rights attaching to New Ordinary Shares will, after the Scheme becomes effective, be substantially the same as the rights attaching to Smith & Nephew Shares. In particular, the rights of shareholders and their control in respect of the actions of Directors will remain the same in all material respects.

A comparison of the principal differences between the Smith & Nephew Group Articles and the Smith & Nephew Articles in effect as at the date of this document is set out in Part V of this document.

15. Employee share schemes

15.1 The Smith & Nephew Share Schemes

     Upon the Court sanctioning the Scheme, and under the terms of the relevant Smith & Nephew Share Scheme, outstanding options (except those granted in April 2003) will, if they are not already, become immediately exercisable either in full or in respect of a proportion of the shares (or Smith & Nephew ADSs) in respect of which such options are held. It should also be noted that certain options may become exercisable under the Smith & Nephew Share Schemes between the date of this document and the Court sanctioning the Scheme in accordance with the normal operation of the rules of the relevant Smith & Nephew Share Scheme. In the case of options which are normally exercisable only if corporate performance targets are met, the Remuneration Committee may determine the number or proportion of option shares in respect of which such options may then be exercised. The Remuneration Committee intends to permit the early exercise within the relevant period of such options in respect of a proportion of the shares in respect of which such options were granted, corresponding to such proportion of the period over which the performance of Smith & Nephew is measured (the "Performance Period") as falls before the date on which the Court sanctions the Scheme. Options not exercised within the relevant period for exercise, and which are not "rolled-over" as mentioned below, will lapse and cease to be exercisable at the end of such relevant period.

     Smith & Nephew and Smith & Nephew Group will, to the extent that it is lawful to do so in any relevant jurisdiction, be making proposals to Optionholders offering them the opportunity to release their rights to acquire Ordinary Shares (or Smith & Nephew ADSs) in exchange for equivalent rights to acquire New Ordinary Shares (or Smith & Nephew Group
     ADSs) conditional upon the Court sanctioning the Scheme. Such "rolled-over" options and rights will be on terms which are as nearly as practicable the same as those of the Smith & Nephew Share Scheme under which the original rights were granted except that the new options and rights will be over New Ordinary Shares. Subject to the approval of the Inland Revenue and/or any other appropriate authority an option or right to acquire one Ordinary Share (or Smith & Nephew ADS) may be "rolled-over" into a right to acquire one New Ordinary Share (or a corresponding number of Smith & Nephew Group ADSs), and the aggregate exercise price payable upon the exercise in full of such right to acquire New Ordinary Shares (or Smith & Nephew Group ADSs) will be the same as the aggregate exercise price payable upon the exercise in full of the original right to acquire Ordinary Shares (or Smith & Nephew ADSs). These proposals will be separately notified to Optionholders under each of the Smith & Nephew Share Schemes.

     In relation to options proposed to be granted before 1 June 2003 under the Smith & Nephew 2001 UK Unapproved Plan, the Remuneration Committee has exercised its power to amend the rules of that plan so as to provide that, if the holders of such options are offered the opportunity to "roll-over" their options as described above, such options may not be exercised early and, if not "rolled-over", will lapse at the end of the period within which such offer may be accepted.

15.2 The Smith & Nephew Long Term Incentive Plan and the Smith & Nephew 2001 US Share Plan

     Under the Smith & Nephew Long Term Incentive Plan, and conditional upon the Scheme becoming effective, the trustee of the Smith & Nephew Employees' Share Trust (the "Plan Trustee") will amend the rules of that Plan so as to prevent outstanding awards from becoming immediately vested in respect of a time-apportioned proportion of the award shares in consequence of the Court sanctioning the Scheme and to provide instead that, if and insofar as such awards become vested in consequence of the relevant corporate performance targets being met, participants will then become entitled to transfers of, or the grant of nil cost rights to acquire, New Ordinary Shares.

     The Smith & Nephew 2001 US Share Plan provides for the grant of performance shares which would become vested in full upon the Court sanctioning the Scheme. However, there are no such performance shares outstanding.

15.3 Proposals relating to each of the Smith & Nephew Share Schemes

     The proposals relating to each of the Smith & Nephew Share Schemes are summarised below:

     (a) the Smith & Nephew Employee Share Option Scheme, the Smith & Nephew Sharesave Plan (2002), the Smith & Nephew International Sharesave Plan (2002), the Smith & Nephew Dutch Sharesave Plan (2002), the Smith & Nephew Belgian Sharesave Plan (2002), the Smith & Nephew French Sharesave Plan (2002), the Smith & Nephew Italian Sharesave Plan, the Smith & Nephew 1991 Overseas Employee Share Option Plan (referred to below as the "Sharesave Plans")

          Optionholders under the Sharesave Plans may exercise their existing options within the period of six months after the Court sanctions the Scheme but only with accumulated monthly savings and interest (if any). Such exercise will result in the allotment to such Optionholders of New Ordinary Shares, equal to such number of Ordinary Shares to which the Optionholder becomes entitled, on terms equivalent to the terms of the Scheme. Alternatively, the holders of options under each of the Sharesave Plans will, unless Smith & Nephew Group is prevented from doing so by relevant laws or regulations in any jurisdiction, and subject to obtaining any necessary consents or approvals of tax or other authorities, be invited by Smith & Nephew and Smith & Nephew Group to release their existing options to acquire shares in Smith & Nephew in exchange for corresponding rights to acquire New Ordinary Shares on terms which are in all other respects the same as those governing the exercise of the existing options. Acceptance of such invitations will allow Optionholders to continue making monthly savings in accordance with their existing obligations, and therefore enable such Optionholders to acquire such number of New Ordinary Shares as is equal to the number of Ordinary Shares over which their original rights were granted.

          Options granted under the Sharesave Plans will lapse automatically if they have neither been "rolled-over" nor been exercised within six months after the Court sanctions the Scheme.

     (b) The Smith & Nephew 1985 Share Option Scheme (the "1985 Approved Scheme") and the Smith & Nephew 1990 International Executive Share Option Scheme (the "1990 International Scheme")

          Optionholders under the 1985 Approved Scheme and the 1990 International Scheme may exercise their existing options in full within six months after the Court has sanctioned the Scheme. Such exercise will result in the allotment to such Optionholders of New Ordinary Shares equal to such number of Ordinary Shares to which the Optionholder becomes entitled. The rules of the 1985 Approved Scheme and the 1990 International Scheme allow for such options to be adjusted in such manner as the auditors shall have reported to the Board to be in their opinion fair and reasonable. However, it is instead proposed that such Optionholders be invited by Smith & Nephew and Smith & Nephew Group (or, as appropriate, the Plan Trustee) to release their existing options to acquire shares in Smith & Nephew in exchange for corresponding rights to acquire New Ordinary Shares on terms which are in all other respects the same as those governing the exercise of the existing options. Subject, in the case of the 1985 Approved Scheme, to the approval of the Inland Revenue and any adjustment required by the Inland Revenue to be made to the terms of any such "roll-over", an option to acquire a given number of Ordinary Shares may be released in exchange for a right to acquire the same number of New Ordinary Shares, and the aggregate exercise price payable upon the exercise in full of such right to acquire New Ordinary Shares will be the same as the aggregate exercise price payable upon the exercise in full of such option to acquire Ordinary Shares. Such a "roll-over" of existing options may, in the case of options held under the 1985 Approved Scheme, enable an Optionholder to exercise such a new option in circumstances qualifying for relief from income tax. Options granted under the 1985 Approved Scheme and the 1990 International Scheme will lapse automatically if they have neither been "rolled-over", nor exercised, within six months after the Court sanctions the Scheme.

     (c) The Smith & Nephew 2001 UK Approved Share Option Plan (the "2001 Approved Plan") and the Smith & Nephew 2001 UK Unapproved Share Option Plan (the "2001 Unapproved Plan")

          Optionholders under the 2001 Approved and Unapproved Plans may, after the Court sanctions the Scheme, exercise their existing options in respect of such number or proportion of the option shares as the Remuneration Committee may determine. The Remuneration Committee intends to permit the early exercise of such options in respect of a proportion of the shares in respect of which such options were granted, corresponding to such proportion of the performance period as falls before the date on which the Court sanctions the Scheme. Such exercise will result in the allotment to such Optionholders of New Ordinary Shares equal to such number of Ordinary Shares to which the Optionholder becomes entitled. It is proposed that, as an alternative, such Optionholders be invited by Smith & Nephew and Smith & Nephew Group (or, as appropriate, the Plan Trustee) to release their existing options to acquire shares in Smith & Nephew in exchange for corresponding rights to acquire New Ordinary Shares on terms which are, in all other respects, the same as those governing the exercise of the existing options. Subject, in the case of the 2001 Approved Plan, to the approval of the Inland Revenue and any adjustment required by the Inland Revenue to be made to the terms of any such "roll-over", an option to acquire a given number of Ordinary Shares may be released in exchange for a right to acquire the same number of New Ordinary Shares, and the aggregate exercise price payable upon the exercise in full of such right to acquire New Ordinary Shares will be the same as the aggregate exercise price payable upon the exercise in full of such option to acquire Ordinary Shares. Such a "roll-over" of existing options may, in the case of options granted under the 2001 Approved Plan, enable an optionholder to exercise such a new option in circumstances qualifying for relief from income tax. Options granted under the 2001 Approved and Unapproved Plans will lapse automatically if they have neither been "rolled-over", nor exercised, when the Scheme becomes effective.

     (d)  The Smith & Nephew 2001 US Share Plan (the "2001 US Plan")

          The restrictions on outstanding Restricted Stock Awards will automatically lapse when the Court sanctions the Scheme. Accordingly, the Smith & Nephew ADSs in respect of which such awards are held will then be released to awardholders and be subject to the Scheme.

          Optionholders under the 2001 US Plan may, after the Court sanctions the Scheme, exercise their existing options in respect of such number or proportion of the option shares as the Remuneration Committee may determine. The exercise of such options is not conditional upon the attainment of a performance target. Instead, such options become exercisable ("vest") in respect of given percentages of the option shares (or Smith & Nephew ADSs) after the Optionholder has remained employed by Smith and Nephew or its subsidiaries throughout given periods. Accordingly, the Remuneration Committee does not intend to permit Optionholders to exercise any such option in respect of any greater number of Smith & Nephew ADSs than those in respect of which it has become vested when the Court sanctions the Scheme. Instead, it is proposed that, subject to obtaining all necessary consents and approvals in the United States, and conditional upon the Scheme becoming effective, all such Optionholders will be invited by Smith & Nephew Group (or, as appropriate, the Plan Trustee) to release their existing options to acquire Smith & Nephew ADSs in exchange for corresponding rights to acquire Smith & Nephew Group ADSs on terms which are, in all other respects, the same as those governing the exercise of the existing options. An option to acquire a given number of Smith & Nephew ADSs will be released in exchange for a right to acquire the same number of Smith & Nephew Group ADSs, and the aggregate exercise price payable upon the exercise in full of such right to acquire Smith & Nephew Group ADSs will be the same as the aggregate exercise price payable upon the exercise in full of such right to acquire Smith & Nephew ADSs. Options granted under the 2001 US Plan will lapse automatically if they have neither been "rolled-over", nor exercised, when the Scheme becomes effective.

     (e)  The Smith & Nephew Long Term Share Incentive Plan (the "LTIP")

          The rules of the LTIP provide that the Plan Trustee may, after notice is given to Ordinary Shareholders of the proposed extraordinary general meeting of Smith & Nephew to approve the Scheme, make such appropriate provision for the variation of the terms of an outstanding award as the Plan Trustee, with the consent of the Remuneration Committee, may determine. The Remuneration Committee will recommend to the Trustee that the rules of the LTIP be amended so as to provide (and the Trustee has indicated that it will, if so recommended, amend the rules of the LTIP so as to provide) that there will be no automatic vesting of a time-apportioned proportion of the outstanding award shares in consequence of the Court sanctioning the Scheme and that instead, if and insofar as an outstanding award becomes vested in consequence of the relevant corporate performance target being met, the participant will then become entitled to a transfer of, or to the grant of a nil cost right to acquire, New Ordinary Shares equal in number to the Ordinary Shares to which the participant would otherwise have become entitled.

     (f)  The Smith & Nephew U.S. Employee Stock Purchase Plan (the "ESPP")

          Under the ESPP, eligible employees of Smith & Nephew Inc and its subsidiaries may acquire Smith & Nephew ADSs, using deductions from payroll, upon the exercise, at the end of each successive period of three months, of options granted with an exercise price equal to the lesser of 85 per cent. of the fair market value of an Smith & Nephew ADS on the first day of the relevant three month period and 85 per cent. of the fair market value of Smith & Nephew ADS on the last day of that period. In accordance with the rules of the ESPP, and in relation to options which are outstanding at the Scheme Effective Date, Smith & Nephew Group will procure the substitution of equivalent options to acquire Smith & Nephew Group ADSs.

15.4 Proposed Smith & Nephew Group Share Schemes

     Full details of the proposed Smith & Nephew Group Share Schemes are provided in Part X of the Listing Particulars.

16. Overseas shareholders

The implications of the Scheme for persons resident in, or citizens or nationals of, jurisdictions outside the UK ("overseas shareholders") may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements. It is the responsibility of each overseas shareholder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

In the case of any overseas shareholders, if Smith & Nephew Group is advised that the allotment and issue of New Ordinary Shares pursuant to the Scheme would infringe the laws of any jurisdiction outside the UK or would require Smith & Nephew Group to observe any governmental or other consent or any registration, filing or other formality, then Smith & Nephew Group may determine that no New Ordinary Shares shall be allotted or issued to any such overseas shareholders but instead such shares shall be allotted to a nominee on terms that the nominee shall hold the New Ordinary Shares subject to the instructions of such overseas shareholder. The New Ordinary Shares issued to Scheme Shareholders pursuant to the Scheme will be exempt from the registration requirements of the Securities Act by virtue of section 3(a)(10) thereof, based on Court approval of the Scheme. As a consequence, the New Ordinary Shares to be issued pursuant to the Scheme have not been registered under the Securities Act. For the purpose of qualifying for this exemption from the registration requirements of the Securities Act, Smith & Nephew Group and Smith & Nephew will advise the Court that its sanctioning of the Scheme will be relied upon by Smith & Nephew Group and Smith & Nephew as an approval of the Scheme following a hearing on its fairness to Smith & Nephew shareholders at which hearing all such shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such shareholders.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme. For summaries of the UK and US taxation consequences of the Scheme and holding New Ordinary Shares or Smith & Nephew Group ADSs, please refer to sections 8 and 9 of Part IV of this document.

17. Meetings in connection with the Scheme

17.1 Scheme EGM

The Scheme EGM has been convened for Monday 19 May 2003 at 10.10 a.m.(or, if later, immediately following the conclusion or adjournment of the Preference Shareholders' Meeting) at which meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, pass the Resolutions set out in the notice of the Scheme EGM. The Scheme EGM will be held at the offices of the Company's Solicitors, Ashurst Morris Crisp, Broadwalk House,
5 Appold Street, London EC2A 2HA.

Your attention is drawn to the notice of the Scheme EGM contained in Part VII of this document.

The Resolutions to be proposed at the Scheme EGM are to approve:

o the reclassification of the one Ordinary Share held by Smith & Nephew Group as a 'B' Ordinary Share having the same rights attached to it as the Ordinary Shares except that the holder(s) of the 'B' Ordinary Share shall only be entitled to receive one tenth of any dividend declared on an Ordinary Share;

o    the Scheme;

o the cancellation of the Subdivided Common Access Shares and the increase in the share capital of Smith & Nephew by the creation of such number of Capitalisation Common Access Shares (to be issued to the Trustee) as will ensure that the issued share capital of Smith & Nephew is the same after the cancellation of the Subdivided Common Access Shares as before the cancellation of the Subdivided Common Access Shares;

o the cancellation of the Subdivided Ordinary Shares and the increase in the share capital of Smith & Nephew by the creation of such number of Capitalisation Ordinary Shares (to be issued to Smith & Nephew Group) as will ensure that the issued share capital of Smith & Nephew is the same after the cancellation of the Subdivided Ordinary Shares as before the cancellation of the Subdivided Ordinary Shares;

o the allotment of the Capitalisation Ordinary Shares and Capitalisation Common Access Shares by the Directors;

o    the adoption of new Smith & Nephew Articles to:

     (a) ensure that any Smith & Nephew Shares issued on or after the date of adoption of the amendments to the Smith & Nephew Articles but on or prior to 5.30 p.m. on the last business day prior to the Court Hearing are issued subject to the Scheme;

     (b) ensure that any Smith & Nephew Shares issued after 5.30 p.m. on the last business day prior to the Court Hearing are transferred to Smith & Nephew Group in consideration for the issue or transfer to such holders by Smith & Nephew Group of the relevant New Ordinary Shares on a one for one basis; and

     (c)  provide for the creation of the Common Access Shares;

o    the Acquisition;

o the cancellation and repayment of the Preference Shares and the cancellation of unissued Preference Shares;

o    the Smith & Nephew Group Share Schemes; and

o the establishment of additional employee incentive plans in overseas jurisdictions.

Subject to the Resolutions being passed, the new Smith & Nephew Articles will be adopted with immediate effect whether or not the Scheme becomes effective. The authority to allot Smith & Nephew Shares granted to the Directors by the Resolutions will lapse on the date of the Annual General Meeting of the Company in 2004.

In order to pass Resolutions 1 to 3, not less than 75 per cent. of the votes cast by Ordinary Shareholders must be in favour. In order to pass Resolutions 4 to 8, more than 50 per cent. of the votes cast by Ordinary Shareholders must be in favour. On a show of hands, each Ordinary Shareholder present in person (but not by proxy) will have one vote and on a poll each Ordinary Shareholder present in person or by proxy will have one vote for each Ordinary Share held.

17.2 Court Meeting

The Court Meeting has also been convened for Monday 19 May 2003 at 10.20 a.m. (the same date as the Scheme EGM) (or, if later, immediately following the conclusion or adjournment of the Scheme EGM), pursuant to an order of the Court, at which meeting, or at any adjournment thereof, Ordinary Shareholders will consider and, if thought fit, approve the Scheme. The Court Meeting will be held at the offices of the Company's Solicitors, Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA.

Your attention is drawn to the notice of Court Meeting contained in Part VII of this document.

At the Court Meeting voting will be by poll and each Ordinary Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Ordinary Share held. The statutory majority required to approve the Scheme is a simple majority in number of the Ordinary Shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 per cent. in nominal value of Ordinary Shares held by such Ordinary Shareholders.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Ordinary Shareholder opinion. Smith & Nephew Shareholders are therefore urged to return the completed Forms of Proxy as soon as possible. Details of the action you should take and instructions on completing the Forms of Proxy are given in section 20 below.

If the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

18. Authorities relating to Smith & Nephew Group

By written shareholders' resolutions of Smith & Nephew Group to be passed prior to the Scheme Effective Date, the Smith & Nephew Group Articles will be adopted, the authorised share capital of Smith & Nephew Group will be increased to (GBP)210 million and the Directors of Smith & Nephew Group will be authorised to issue and allot the New Ordinary Shares, in each case conditional upon the Scheme becoming effective.

Following completion of the Scheme and the Acquisition, the Directors of Smith & Nephew Group will have authority to issue and allot any committed share capital plus approximately one-third of the nominal amount of the then issued share capital. Save as described in section 3.7 of Part IV of this document, the Directors of Smith & Nephew Group have no present intention of issuing shares except pursuant to the Scheme, the Acquisition or on the exercise of options under the Smith & Nephew Group Share Schemes or on the exercise of options to be granted in exchange for the release of options granted under the Centerpulse Share Option Schemes.

For additional information on the authorities relating to Smith & Nephew Group's share capital which have been granted please refer to section 3 of
Part IV of this document.

19. Listing Particulars

A copy of the Listing Particulars prepared in connection with the issue of New Ordinary Shares pursuant to the Scheme and the Acquisition and in accordance with the Listing Rules, has been delivered to the Registrar of Companies for registration as required by section 83 of the Financial Services and Markets Act 2000. A copy of the Listing Particulars has been sent to each Ordinary Shareholder at the same time as this document. A copy of the Listing Particulars may also be inspected at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA during usual business hours on any weekday, public holidays excepted. A copy will also be available for inspection at the Court Meeting and the Scheme EGM. This document should be read in conjunction with the Listing Particulars.

20. Action to be taken in connection with the Scheme, the Acquisition and the Reduction of Capital

Ordinary Shareholders will find enclosed with this document two Forms of Proxy as follows:

(a)  the white card, which is to be used for the Scheme EGM; and

(b)  the blue card, which is to be used for the Court Meeting.

It is important that as many votes as possible are cast at the Court Meeting so that the Court may be satisfied that there is a fair representation of Ordinary Shareholder opinion. Ordinary Shareholders are therefore urged to return the completed Forms of Proxy in connection with the Scheme as soon as possible.

Therefore, whether or not you propose to attend the meetings in person, you are requested, if you hold Ordinary Shares, to complete and return the relevant Form(s) of Proxy. Completed Forms of Proxy in connection with the Scheme should be returned to the Company's Registrars, Lloyds TSB Registrars, as soon as possible and in any case so as to be received by them no later than
10.10 a.m. on Saturday 17 May 2003 for the Scheme EGM and 10.20 a.m. on Saturday 17 May 2003 for the Court Meeting. The return of these Forms of Proxy will not prevent you from attending any of the meetings and voting in person if you wish. In each case, the Forms of Proxy should be completed in accordance with the instructions printed thereon. In addition, you can submit your proxy electronically at www.sharevote.co.uk using the reference and account numbers set out in the Forms of Proxy. This must be done not less than 48 hours before the time appointed for the meeting.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Scheme EGM and the Court Meeting and any adjournments thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not less than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limits will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

The Form of Proxy in respect of the Court Meeting (the blue card) may also be handed to the Chairman at the Court Meeting before the taking of the poll. However, in the case of the Scheme EGM, the relevant Form of Proxy (the white card) will be invalid unless it is lodged so as to be received no later than
10.10 a.m. on Saturday 17 May 2003.

The Form of Proxy in connection with the Scheme EGM (the white card) can be revoked or amended at any time up to 10.10 a.m. on Saturday 17 May 2003 or by the shareholder attending the Scheme EGM. The Form of Proxy in connection with the Court Meeting (the blue card) can be revoked or amended at any time prior to the taking of the poll at the Court Meeting.

Lloyds TSB Registrars are providing a telephone helpline to answer questions which Smith & Nephew Shareholders may have prior to deciding what action to take. The number for callers dialling from within the UK is 0870 600 2027 and for callers dialling from outside the UK the number is +44 1903 702767. Helpline operators cannot provide financial or legal advice and will only be able to answer questions on the effect of the proposals.

If you wish to amend or revoke your Form(s) of Proxy after you have returned them to the Company's Registrars, Lloyds TSB Registrars, you should contact Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AP.

21. Further information

Your attention is drawn to the letter from your Chairman on pages 10 to 16 of this document and the additional information set out in Part IV of this document which form part of this Explanatory Statement. Your attention is also drawn to the Scheme which is set out in full in Part III of this document and the Listing Particulars in relation to Smith & Nephew Group that accompany this document.

Yours faithfully,
for and on behalf of Lazard & Co., Limited


Nicholas Shott
Managing Director

                                   PART III

                             SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE                                No. 2526 of 2003
CHANCERY DIVISION
COMPANIES COURT

                      IN THE MATTER OF SMITH & NEPHEW plc

                  AND IN THE MATTER OF THE COMPANIES ACT 1985

                             SCHEME OF ARRANGEMENT
                 (UNDER SECTION 425 OF THE COMPANIES ACT 1985)
                                    BETWEEN
                              SMITH & NEPHEW plc
                                      AND
                            THE SCHEME SHAREHOLDERS
                           (as hereinafter defined)

Preliminary

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions shall bear the following meanings:

"Access Trust"                       the common access trust details of
                                     which are set out in Part VI of the
                                     document of which this Scheme forms part;

"Act"                                the Companies Act 1985, as amended;

"'B' Ordinary Share"                 the 'B' ordinary share of 12-2/9 pence in
                                     the capital of Smith & Nephew to be
                                     created at the Scheme EGM by the
                                     reclassification of the one Ordinary
                                     Share held by Smith & Nephew Group;

"business day"                       any day other than a Saturday or Sunday
                                     on which banks are generally open
                                     for business in England and Wales;

"Capitalisation Common Access
Shares" the Common Access Shares to be issued by Smith & Nephew to the Trustee following the cancellation of the Subdivided Common Access Shares pursuant to this Scheme;

"Capitalisation Ordinary Shares"     the ordinary shares of 12.2212
                                     recurring pence each to be issued by
                                     Smith & Nephew to Smith & Nephew Group
                                     following the cancellation of the
                                     Subdivided Ordinary Shares pursuant to
                                     this Scheme;

"Capitalisation Shares"              the Capitalisation Ordinary  Shares and
                                     the Capitalisation Common Access Shares;

"Common Access Shares"               common access shares of 0.001 pence each
                                     in the capital of Smith & Nephew;

"Court"                              the High Court of Justice of England
                                     and Wales;

"Court Hearing"                      the hearing of the Petition by the Court;

"Court Meeting"                      the meeting of Ordinary Shareholders
                                     convened by direction of the Court
                                     pursuant to section 425 of the Act for
                                     10.20 a.m. (or, if later, immediately
                                     following the conclusion or adjournment
                                     of the Scheme EGM) on Monday 19 May 2003 to consider and, if thought fit, approve this Scheme, including any adjournment thereof;

"Credit Agreement"                   the credit agreement dated 20 March 2003
                                     between Smith & Nephew Group, Smith &
                                     Nephew, T.J. Smith & Nephew Limited and
                                     Smith & Nephew Inc (as borrowers), Lloyds
                                     TSB Capital Markets and The Royal Bank
                                     of Scotland plc as arrangers, the
                                     financial institutions listed therein as original lenders (the "Original Lenders") and The Royal

                                     Bank of Scotland plc as facility agent,
                                     pursuant to which the Original Lenders
                                     have agreed to make available multi-
                                     currency revolving credit facilities
                                     (the "Facilities") in an aggregate
                                     principal amount of US$2.1 billion,
                                     amongst other things, to finance the
                                     acquisition of Centerpulse AG and
                                     InCentive Capital AG together in each
                                     case with incidental costs and expenses, refinance existing debt of Smith & Nephew and its subsidiaries, InCentive Capital
                                     AG and its subsidiaries and/or Centerpulse
                                     AG and its subsidiaries and for general
                                     corporate purposes of Smith & Nephew
                                     Group and its subsidiaries;

"CREST" a relevant system (as defined in the CREST Regulations) in respect of which CRESTCo is the operator (as defined in the CREST Regulations);

"CRESTCo"                            CRESTCo Limited;

"CREST Regulations"                  the Uncertificated Securities
                                     Regulations 2001 as from time to
                                     time amended;

"holder(s)"                          includes any person entitled
                                     by transmission

"New Ordinary Shares"                ordinary shares of 12.5 pence
                                     each in the capital of Smith &
                                     Nephew Group;

"Ordinary Shares"                    ordinary shares of 12-2/9 pence
                                     each in the capital of Smith &
                                     Nephew;

"Ordinary Shareholders"              holders of Ordinary Shares;

"Petition"                           the petition to the Court to
                                     sanction the Scheme;

"Preference Shares"                  the 5.5 per cent. cumulative
                                     preference shares of (GBP)1 each
                                     in the capital of Smith & Nephew;

"Preference Shareholders"            the holders of Preference Shares;

"Registrar of Companies"             the Registrar of Companies in
                                     England and Wales;

"Scheme Effective Date"              the date on which this Scheme becomes
                                     effective in accordance with clause 5 of this Scheme;

"Scheme EGM"                         the extraordinary general meeting of
                                     Ordinary Shareholders convened for
                                     10.10 a.m. (or, if later, immediately
                                     following the conclusion or adjournment
                                     of a class meeting of the Preference
                                     Shareholders to be held prior to the
                                     Scheme EGM) on Monday 19 May 2003 to
                                     consider and, if thought fit, approve
                                     this Scheme;

"Scheme Record Date"                 the last day of dealings in Ordinary
                                     Shares, expected to be on
                                     Tuesday 24 June 2003;

"Scheme Shareholder"                 a holder of Scheme Shares including
                                     any person entitled by transmission;

"Scheme Shares"                      (a) all Ordinary Shares in issue at
                                         the date of this document;

                                     (b)  all (if any) additional
                                          Ordinary Shares issued after
                                          the date of this document but
                                          prior to the Court Meeting in
                                          respect of which the holders
                                          are entitled to vote thereat;
                                          and

                                     (c)  all (if any) further Ordinary
                                          Shares which may be issued
                                          after the passing of the
                                          Resolutions at the Scheme EGM
                                          but at or prior to 5.30 p.m.
                                          on the business day prior to
                                          the date of the Court Hearing
                                          either on terms that the
                                          original or any subsequent
                                          holders shall be bound by the
                                          Scheme or in respect of which
                                          the holders shall have agreed
                                          in writing to be bound by the
                                          Scheme

                                     but excluding the one Ordinary Share
                                     (which is to be reclassified as a 'B'
                                     Ordinary Share at the Scheme EGM) held
                                     by Smith & Nephew Group;

"Smith & Nephew"                     Smith & Nephew plc;

"Smith & Nephew Group"               Smith & Nephew Group plc, which
                                     will, upon the Scheme becoming effective, become the new holding company of Smith & Nephew;

"Subdivided Common Access Shares"    the Common Access Shares in the capital
                                     of Smith & Nephew following the
                                     Subdivision;

"Subdivided Ordinary Shares"         the ordinary shares of 12.2212
                                     recurring pence each in the
                                     capital of Smith & Nephew following
                                     the Subdivision;

"Subdivided Shares"                  the Subdivided Ordinary Shares and
                                     the Subdivided Common Access
                                     Shares;

"Subdivision"                        the subdivision of the Scheme Shares
                                     to create the Subdivided
                                     Ordinary Shares and the Subdivided
                                     Common Access Shares;

"this Scheme"                        this scheme of arrangement in its present
                                     form or with or subject to any
                                     modification thereof or addition thereto or condition approved or imposed by the Court;

"Trustee"                            Smith & Nephew Trustee Limited, the
                                     trustee of the Access Trust; and

"uncertificated" or
"in uncertificated form"             means recorded on the relevant register
                                     as being held in uncertificated form in
                                     CREST, and title to which, by virtue of
                                     the CREST Regulations, may be transferred by means of CREST.

(B) The authorised share capital of Smith & Nephew as at the date of this Scheme is (GBP)150,000,000 divided into 1,223,590,909 Ordinary Shares and 450,000 Preference Shares, of which at 17 April 2003, 929,577,252 Ordinary Shares and 268,500 Preference Shares have been issued and are fully paid up (and the remainder are unissued).

(C) Smith & Nephew Group was incorporated as a private limited company on 8 January 2002 under the name Meadowclean Limited. Its name was changed on 20 March 2003 to Smith & Nephew Group Limited and it was re-registered as a public limited company on 2 April 2003. The authorised share capital of Smith & Nephew Group at the date of this Scheme is (GBP)50,000 divided into 3 ordinary shares of (GBP)1 each, 13,298 non-redeemable preference shares of (GBP)1 each and 36,699 redeemable preference shares of
     (GBP)1 each, all of which have been issued and are fully paid up. At the date of this Scheme, Antoine Vidts is the registered holder of 2 ordinary shares of (GBP)1 each, Pierre Chapatte is the registered holder of 1 ordinary share of (GBP)1 and Cazenove & Co. Ltd. is the registered holder of 13,298 non-redeemable preference shares of (GBP)1 each and 36,699 redeemable preference shares of (GBP)1 each.

(D) Conditional upon the Scheme becoming effective, the 13,298 non-redeemable preference shares will be reclassified as ordinary shares of (GBP)1 each and along with the existing 3 ordinary shares of (GBP)1 each will be subdivided into New Ordinary Shares. The resulting 106,408 New Ordinary Shares will then be transferred to one of the Smith & Nephew Group's employee benefit trusts at fair market value. The 36,699 redeemable preference shares will be redeemed at par together with accrued dividends out of the proceeds of an issue of New Ordinary Shares to one of Smith & Nephew Group's employee benefit trusts.

(E) Smith & Nephew Group has acquired one Ordinary Share which will be converted into a 'B' Ordinary Share at the Scheme EGM.

(F) The purpose of this Scheme is to provide for the subdivision of the Scheme Shares, the cancellation of the Subdivided Shares and the issue of the Capitalisation Shares to Smith & Nephew Group and the Trustee in consideration of the issue by Smith & Nephew Group of the New Ordinary Shares (which will entitle the holders to a beneficial interest in one Common Access Share for every New Ordinary Share held) to the Scheme Shareholders on the register of Smith & Nephew as at the Scheme Record Date.

(G) Smith & Nephew Group has agreed to appear by Counsel at the Court Hearing to consent to this Scheme and to undertake to the Court to be bound by this Scheme and do, or procure to be executed or done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

The Scheme

1.1 Each Scheme Share be subdivided into one Subdivided Ordinary Share and one Subdivided Common Access Share having the rights attached thereto which are set out in the new articles of association of Smith & Nephew proposed to be adopted at the extraordinary general meeting of Smith
     & Nephew proposed to be held on Monday 19 May 2003.

1.2 Notwithstanding anything in the articles of association of Smith & Nephew, the share capital of Smith & Nephew shall be reduced by cancelling the Subdivided Common Access Shares.

1.3 Forthwith and contingently upon the reduction of share capital pursuant to sub-clause 1.2 of this Scheme taking effect:

     1.3.1 the authorised share capital of Smith & Nephew shall be increased by an amount equal to the reduction of share capital pursuant to the cancellation of the Subdivided Common Access Shares pursuant to sub-clause 1.2 above by the creation of an equal number of Capitalisation Common Access Shares as the number of Subdivided Common Access Shares cancelled pursuant to subclause 1.2 above and having the same nominal value;

     1.3.2 Smith & Nephew shall apply the credit arising in its books of account on the reduction of capital arising from the cancellation of the Subdivided Common Access Shares pursuant to sub-clause 1.2 of this Scheme, in paying up in full, at par that number of Capitalisation Common Access Shares the aggregate nominal value of which is equal to the aggregate nominal value of the Subdivided Common Access Shares cancelled pursuant to sub-clause 1.2 of this Scheme and shall allot and issue the same, credited as fully paid, to the Trustee to be held on bare trust for holders of New Ordinary Shares to be issued pursuant to sub-clause 1.6 under the terms of the Access Trust declared in the form of the trust deed prepared and initialled for the purposes of identification by Ashurst Morris Crisp, Solicitors, with such modifications or additions, if any, as may prior to the execution thereof be agreed between Smith & Nephew and Smith & Nephew Group.

1.4 Notwithstanding anything in the articles of association of Smith & Nephew, the share capital of Smith & Nephew shall be reduced by cancelling the Subdivided Ordinary Shares.

1.5 Forthwith and contingently upon the reduction of capital pursuant to sub-clause 1.4 of this Scheme taking effect:

     1.5.1 the authorised share capital of Smith & Nephew shall be increased by an amount equal to the reduction of share capital pursuant to the cancellation of the Subdivided Ordinary Shares pursuant to sub-clause 1.4 above by the creation of an equal number of Capitalisation Ordinary Shares as the number of Subdivided Ordinary Shares cancelled pursuant to sub-clause 1.4 above and having the same nominal value;

     1.5.2 Smith & Nephew shall apply the credit arising in its books of account on the reduction of capital pursuant to sub-clause 1.4 of this Scheme, in paying up in full, at par that number of Capitalisation Ordinary Shares the aggregate nominal value of which is equal to the aggregate nominal value of the Subdivided Ordinary Shares cancelled pursuant to sub-clause 1.4 of this Scheme and shall allot and issue the same, credited as fully paid, to Smith & Nephew Group and/or its nominee(s).

1.6 In consideration of the issue of the Capitalisation Ordinary Shares to Smith & Nephew Group pursuant to clause 1 of this Scheme, Smith & Nephew Group shall (subject to the provisions of sub-clause 1.8 of this Scheme) allot and issue (credited as fully paid) New Ordinary Shares to the Scheme Shareholders on the basis of one New Ordinary Share for each Scheme Share held at 5.30 p.m. on the Scheme Record Date.

1.7 The New Ordinary Shares to be issued pursuant to sub-clause 1.6 of this Scheme shall rank, subject to any elections made or deemed to be made whereby dividends shall be paid on the Common Access Shares as opposed to the New Ordinary Shares, in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the share capital of Smith & Nephew Group.

1.8 The provisions of sub-clause 1.6 of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder who is a citizen, resident or national of any jurisdiction outside the UK ("overseas shareholder"), Smith & Nephew

     Group is advised that the allotment and issue of New Ordinary Shares pursuant to this clause 1 of this Scheme would infringe the laws of any jurisdiction outside the UK or would require Smith & Nephew Group to observe any governmental or other consent or any registration, filing or other formality, then Smith & Nephew Group may determine that no New Ordinary Shares shall be allotted or issued to such overseas shareholder under this clause 1 of this Scheme, but shall instead be allotted to a nominee appointed by Smith & Nephew Group or such overseas shareholder, for such overseas shareholder, on terms that the nominee shall, as soon as practicable following the Scheme Effective Date, sell the New Ordinary Shares so allotted at the best price which can reasonably be obtained and shall account for the net proceeds of such sale (after the deduction of all expenses and commissions, including value added tax, payable thereon) by sending a cheque or warrant to such overseas shareholder in accordance with the provisions of clause 2 below. None of Smith & Nephew, Smith & Nephew Group, any nominee referred to in this sub-clause 1.8 or any broker or agent of any of them shall have any liability for any loss arising as result of the timing or terms of any such sale.

2. Certificates and payment

2.1 Not later than ten (10) business days after the Scheme Effective Date, Smith & Nephew Group shall send by post to the allottees of the New Ordinary Shares issued pursuant to clause 1 of this Scheme certificates in respect of such shares. Where Scheme Shares are held in uncertificated form, Smith & Nephew Group will procure that CRESTCo is instructed to cancel the entitlement to Scheme Shares of each of the Scheme Shareholders concerned and to credit to the appropriate stock account in CREST of each such Scheme Shareholder his entitlement to New Ordinary Shares.

2.2 Not later than ten (10) business days following the sale of any relevant New Ordinary Shares pursuant to subclause 1.8, Smith & Nephew Group shall procure that the nominee shall account for the cash payable by despatching to the persons respectively entitled thereto cheques and/or warrants by post.

2.3 All certificates required to be sent by Smith & Nephew Group pursuant to sub-clause 2.1 and all cheques or warrants required to be sent pursuant to sub clause 2.2 shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of Smith & Nephew at 5.30 p.m. on the Scheme Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of the joint holding) or in accordance with any special instructions regarding communications received at the registered office of Smith & Nephew prior to 5.30 p.m. on the Scheme Record Date.

2.4 None of Smith & Nephew, Smith & Nephew Group, any nominee referred to in sub-clause 1.8 or any agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 2.

2.5 The preceding sub-clauses of this clause 2 shall take effect subject to any prohibition or condition imposed by law.

3. Certificates representing Scheme Shares

With effect from and including the Scheme Effective Date, all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings.

4. Mandates

Each mandate in force at 5.30 p.m. on the Scheme Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications from Smith & Nephew shall, unless and until varied or revoked, be deemed as from the Scheme Effective Date to be a valid and effective mandate or instruction to Smith & Nephew Group in relation to the corresponding New Ordinary Shares to be allotted and issued pursuant to this Scheme.

5. Scheme Effective Date

This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Act and confirming the reduction of capital proposed under this Scheme under section 137 of the Act shall have been duly delivered to the Registrar of Companies for registration and, in relation to the reduction of capital, the date with effect from which it is registered by him.

 6.  Lapse

Unless this Scheme shall have become effective on or before 31 December 2003 or such later date, if any, as Smith & Nephew and Smith & Nephew Group may agree and as the Court may allow, it shall lapse.

7. Approval of Financial Assistance

7.1 Smith & Nephew is authorised to enter into an accession agreement with Smith & Nephew Group and The Royal Bank of Scotland plc pursuant to which Smith & Nephew will accede as an additional guarantor under the Credit Agreement. As an additional guarantor, Smith & Nephew will guarantee the rights and obligations of each obligor under the Credit Agreement.

7.2 Smith & Nephew is authorised to enter into an intra-group loan agreement with Smith & Nephew Group pursuant to which Smith & Nephew will lend up to $2,100,000,000 to Smith & Nephew Group.

7.3 Smith & Nephew shall pay and discharge all of the debts and liabilities of Smith & Nephew and of Smith & Nephew Group to their professional advisers which have been incurred or will be incurred in connection with this Scheme, the reduction of capital of Smith & Nephew, the Credit Agreement and the acquisitions of Centerpulse AG and InCentive Capital AG.

8. Modification

Smith & Nephew and Smith & Nephew Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 24th day of April 2003

                                    PART IV

                            ADDITIONAL INFORMATION

 1.  Overview of the Group

     Smith & Nephew is a global advanced medical devices company employing over 7,300 people with operations in 32 countries. Underlying sales growth in 2002 was 14 per cent., with acquisitions adding a further 4 per cent. Operating margins of continuing operations (before amortisation of goodwill and exceptional items) were 18 per cent. It is structured in three divisions, "Orthopaedics", "Endoscopy" and "Wound Management", with principal manufacturing in Tennessee and Massachusetts in the US, and Hull in the UK.

 2.  Incorporation of Smith & Nephew Group

     Smith &Nephew Group was incorporated and registered in England and Wales on 8 January 2002 with registered number 4348753 under the Act as a private limited company under the name Meadowclean Limited. On 20 March 2003 Meadowclean Limited changed its name to Smith & Nephew Group Limited and on 2 April 2003 it was re-registered as a public limited company. The principal legislation under which Smith & Nephew Group operates is the Act. The New Ordinary Shares will be listed on the Official List of the London Stock Exchange and admitted to trading on the London Stock Exchange's market for listed securities. The registered office of Smith & Nephew Group is at 15 Adam Street, London WC2N 6LA and the head office of Smith & Nephew Group is currently at 122 rte du Moulin de la Ratte, 1236 Cartigny, Geneva, Switzerland.

 3.  Share capital of Smith & Nephew Group

 3.1 Paragraphs (a) to (f) below set out the share capital history of Smith & Nephew Group from its date of incorporation to 17 April 2003, by reference to the increases in share capital and the allotments of shares during that period.

     (a) The authorised share capital of Smith & Nephew Group on incorporation was (GBP)1,000 comprising 1,000 ordinary shares of
          (GBP)1 each. Smith & Nephew Group was incorporated with one subscriber share with a nominal value of (GBP)1.

     (b) On 21 March 2002, 300 ordinary shares of (GBP)1 each were allotted and issued for a cash consideration of (GBP)1 each.

     (c)  On 25 February 2003, the authorised share capital was increased to
          (GBP)20,000 by the creation of 19,000 ordinary shares of (GBP)1 each and 13,000 ordinary shares of (GBP)1 each were allotted and issued for a cash consideration of (GBP)1 each.

     (d)  On 18 March 2003, 13,298 of the 20,000 authorised ordinary shares of
          (GBP)1 each were reclassified as non-redeemable preference shares of (GBP)1 each and 6,699 of the 20,000 authorised ordinary shares of (GBP)1 each were reclassified as redeemable preference shares of (GBP)1 each. On the same date, the authorised share capital was increased to (GBP)50,000 by the creation of 30,000 redeemable preference shares of (GBP)1 each, and 36,699 redeemable cumulative preference shares of (GBP)1 each were allotted and issued for a cash consideration of (GBP)1 each.

     (e) (i) By an ordinary resolution passed on 18 March 2003, the board of Smith & Nephew Group were given general and unconditional authority, for the purpose of section 80 of the Act (with such authority expiring on 31 December 2003), to allot (a) up to 36,699 redeemable preference shares of (GBP)1 each, and (b) other relevant securities (as defined in section 80(2) of the Act), up to an aggregate nominal amount of
               (GBP)36,699; and

          (ii) By a special resolution passed on 18 March 2003, the board of Smith & Nephew Group authorised, pursuant to section 95 of the Act (such authority expiring on the date five years from the date when the resolution was passed) to allot equity securities (as defined in section 94(2) of the Act) otherwise than in accordance with section 89(1) of the Act, such authority being limited to (i) the allotment of equity securities for the purposes of the Scheme, (ii) the allotment of equity securities on a pre-emptive basis and (iii) other allotments of equity securities, up to an aggregate nominal value of (GBP)36,699.

     (f) Prior to the Scheme Effective Date, members' written resolutions will be passed, subject to the Scheme having become effective, to:

          (i) subdivide each of the 3 issued ordinary shares of (GBP)1 each into 8 New Ordinary Shares;

          (ii) reclassify and sub-divide each of the 13,298 issued non-redeemable cumulative preference shares of (GBP)1 each into 8 New Ordinary Shares;

          (iii) increase the authorised share capital from (GBP)50,000 to
               (GBP)210,000,000 by the creation of 1,679,600,000 New
               Ordinary Shares;

          (iv) give the board of Smith & Nephew Group general and unconditional authority, for the purpose of section 80 of the Act(with such authority expiring on 22 April 2008) to allot relevant securities (as defined in section 80(2) of the Act), up to an aggregate nominal amount of (GBP)208,481,161;

          (v) authorise the board of Smith & Nephew Group pursuant to section 95 of the Act (such authority expiring on the conclusion of the annual general meeting of Smith & Nephew Group to be held in
               2004), to allot equity securities (as defined in section 94(2) of the Act) otherwise than in accordance with section 89(1) of the Act, such authority being limited to (i) the allotment of equity securities for the purposes of the Scheme and the Acquisition; or (ii) pursuant to the acceptance of any scrip dividend offer; or (iii) in connection with a rights issue, meaning for this purpose an offer of equity securities open for acceptance for a period fixed by the directors to holders of equity securities on the register on a fixed record date in proportion (as nearly as practicable) to the respective number of ordinary shares held by them, or in the case of other equity securities, in proportion to the number of ordinary shares into which they would convert, or on such other basis of allocation as the directors consider to be fair and reasonable, but subject to such exclusions or other arrangements as the directors may deem necessary or desirable to deal with fractional entitlements, record dates, or legal or practical problems under the laws of, or the requirements of, any regulatory authority in any territory or otherwise howsoever; or (iv) other allotments of equity securities up to an aggregate nominal value of (GBP)7,675,868.

3.2 The following table sets out the authorised issued and fully paid share capital of Smith & Nephew Group as it is at 17 April 2003 (the latest practicable date prior to the publication of this document) and as it will be immediately following Completion and implementation of the Scheme, and based on the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars.



                                                                     Authorised                         Issued
                                                                Number        Nominal          Number            Nominal
                                                               of shares      amount          of shares           amount
                                                                              (GBP)                                (GBP)
                                                               ---------      --------        ---------          --------

As at 17 April 2003
ordinary shares of(GBP)1 each                                       3             3               3                  3
5.5% non-redeemable preference shares of (GBP)1 each           13,298        13,298          13,298             13,298
5.5% redeemable preference shares of (GBP)1 each               36,699        36,699          36,699             36,699

Immediately following Completion
and implementation of Scheme
New Ordinary Shares                                       1,680,000,000   210,000,000   1,228,159,478        153,519,935


3.3 Immediately following completion of the Acquisition (on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars) and implementation of the Scheme, the Smith & Nephew Group Directors will have authority to allot relevant securities of an amount equal to the committed share capital plus approximately 33 per cent. of Smith & Nephew Group's enlarged issued share capital. The Smith & Nephew Group directors have no present intention to exercise such authorities other than as described in section 3.7 of this Part IV or in connection with the Acquisition and the Scheme or the issue of New Ordinary Shares as a result of the exercise of options under the Smith & Nephew Group Share Schemes.

3.4 Immediately following completion of the Acquisition (on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars) and implementation of the Scheme, the Smith & Nephew Group directors will have authority to allot equity securities of an amount equal to approximately 5 per cent. of Smith & Nephew Group's enlarged issued share capital otherwise than on a pre-emptive basis. Save as described in section 3.7 of this Part IV, the Smith & Nephew Group directors have no present intention to exercise such authority.

3.5 The Directors recognise that these authorities may be in excess of those permitted by relevant institutional investor guidelines, depending on the level of acceptances of the Offers. Accordingly, following Completion and implementation of the Scheme, the directors of Smith & Nephew Group will not (without the prior approval of holders of New Ordinary Shares in general meeting) exercise their power to allot New Ordinary Shares (other than those shares reserved for options) in excess of one third of the then issued Smith & Nephew Group share capital. In addition, the directors of Smith & Nephew Group will not (without such prior approval) use their authority to allot equity securities for cash (otherwise than in connection with rights issues) in respect of New Ordinary Shares representing more than 5 per cent. of the issued Smith & Nephew Group share capital following Completion and implementation of the Scheme.

3.6 By a written members' resolution passed on 22 April 2003, the directors of Smith & Nephew Group were authorised, subject to the Scheme having become effective, (such authority expiring at the conclusion of the annual general meeting of Smith & Nephew Group to be held in 2004) to make market purchases (within the meaning of section 163(3) of the Act) up to an aggregate of 122,813,895 New Ordinary Shares for a price of not less than 12.5 pence and not more than 105 per cent. of the average of the middle market quotations for a New Ordinary Share as derived from the Official List for the five business days immediately prior to the purchase. Following Completion and implementation of the Scheme on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars, the directors of Smith & Nephew Group will therefore have authority, subject to the Act, to make market purchases of up to approximately 10 per cent. of Smith & Nephew Group's enlarged issued share capital. The directors of Smith & Nephew Group have no present intention to exercise such authority.

3.7 Following the Scheme becoming effective, the 13,298 non-redeemable preference shares of (GBP)1 each and the three ordinary shares of
     (GBP)1 each (each as referred to in section 3.2 of this Part IV) will be reclassified and subdivided so as to create 106,408 New Ordinary Shares, and these shares will be sold to an employee benefit trust of Smith & Nephew Group for fair market value. Of the 106,408 New Ordinary Shares to be sold to the employee benefit trust, 106,384 will arise as a result of the conversion and subdivision of 13,298 non-redeemable preference shares currently held by Cazenove & Co Ltd. Cazenove & Co Ltd has agreed that if it makes a profit on the sale of the 106,384 New Ordinary Shares to the employee benefit trust, the fees otherwise payable to it by Smith & Nephew Group and Smith & Nephew in connection with the Acquisition and the Scheme will be reduced by an equal amount. Following the Scheme becoming effective, the 36,699 redeemable preference shares of
     (GBP)1 referred to in section 3.2 of this Part IV will be redeemed at par together with accrued dividends using the proceeds of an issue to an employee benefit trust of Smith & Nephew Group of that number of New Ordinary Shares the market value of which is equal to the aggregate redemption price of the redeemable preference shares. For the purposes of calculating the issued share capital of Smith & Nephew Group as set out in section 3.2 of this Part IV, it has been assumed that 8,748 New Ordinary Shares will require to be issued to fund the redemption.

3.8 The 106,408 New Ordinary Shares referred to in section 3.7 above and the New Ordinary Shares to be subscribed by the employee benefit trust (as also described in section 3.7 above) will not arise pursuant to the Scheme and the aggregate interests of Scheme Shareholders upon the Scheme becoming effective will be diluted accordingly.

3.9 Save as disclosed in this section 3, (i) there has been no issue of share or loan capital of Smith & Nephew Group since its incorporation; and (ii) apart from New Ordinary Shares in respect of which it is proposed options be granted pursuant to the option "roll-overs" referred to in Part II of this document, no share or loan capital of Smith & Nephew Group is under option or agreed to be put under option.

3.10 No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Smith & Nephew Group.

3.11 The New Ordinary Shares to be issued pursuant to the Scheme and the Acquisition have not otherwise been sold and are not being made available to the public in conjunction with the application for Admission.

3.12 The New Ordinary Shares to be issued pursuant to the Scheme and the Acquisition will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the New Ordinary Shares.

4.   Substantial shareholdings

4.1 In so far as is known to Smith & Nephew, as at 17 April 2003 (being the last practicable date prior to the publication of this document), the following parties are interested, directly or indirectly, in three per cent. or more of Smith & Nephew's issued ordinary share capital:



                                               Number of                   Percentage of
                                               Ordinary                       issued
Name                                            Shares                   Ordinary Shares
----                                           ---------                 ----------------
AXA Investment Management                     45,955,558                      4.94
                                             (beneficial)
AXA Investment Management                     37,201,545                      4.00
                                           (non-beneficial)
Fidelity International Limited                74,688,199                      8.03
Legal & General Investment Management         31,890,915                      3.43



Save as disclosed in this section 4, the Directors are not aware of any interest which as at 17 April 2003 represented three per cent. or more of the issued ordinary share capital of Smith & Nephew.

4.2 The following table shows the persons who are expected to be interested, directly or indirectly, in three per cent. or more of the issued share capital of Smith & Nephew Group following completion of the Acquisition and implementation of the Scheme, on the basis of the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars:


                                                  Number of                      Percentage of
                                                 New Ordinary                      issued New
Name                                               Shares                       Ordinary Shares
----                                             ------------                   ---------------

AXA Investment Management                         45,955,558                        3.74
                                                (beneficial)
AXA Investment Management                         37,201,545                        3.03
                                                (non-beneficial)
Fidelity International Ltd                        74,668,199                        6.08
Legal & General Investment Management             31,890,915                        2.60


4.3 Smith & Nephew Group is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control of Smith & Nephew Group following the Acquisition and the Scheme becoming effective.

5.   Directors and Proposed Directors of Smith & Nephew Group

The business address of each of the Smith & Nephew Group Directors and the Proposed Directors is 122 rte du Moulin de la Ratte, 1236 Cartigny, Geneva, Switzerland. Details on the Smith & Nephew Group Directors and the Proposed Directors are set out below:

5.1 Directors

     The following are the directors of Smith & Nephew, each of whom is a director of Smith & Nephew Group:

     (a) Dudley Eustace (66), appointed Deputy Chairman in 1999 and Chairman in January 2000. He was previously vice-chairman of Philips Electronics NV in Eindhoven. He is non-executive chairman of Sendo Holdings plc and a member of a number of Supervisory Boards, including KLM Royal Dutch Airlines, Aegon NV, an insurance company and Hagemeyer NV and was appointed to the corporate executive board of Ahold as interim chief financial officer on 11 March 2003.

     (b) Christopher O'Donnell (56), Chief Executive since 1997. A chartered mechanical engineer, graduate of Imperial College and London Business School, he has twenty-five years experience in medical engineering and devices with UK/US companies. He joined Smith & Nephew in February 1988 as Managing Director of Smith & Nephew's Medical Division and was appointed to the Board in 1992 and was appointed Chief Executive in July 1997. He is a non-executive director of BOC Group plc.

     (c) Peter Hooley (56), Finance Director since he joined Smith & Nephew in 1991. A chartered accountant and MSc from Bradford University Management Centre, he previously held senior financial positions with Matthew Hall plc and BICC plc. He has been a non-executive director of Cobham plc since June 2002.

     (d) Dr. Pamela Kirby (49), Non-Executive Director of Smith & Nephew since March 2000. Dr. Kirby was appointed as chief executive officer of Quintiles Transnational Corp. on 2 April 2001. Previously, she served as head of global strategic marketing and business development of the pharmaceuticals division of F. Hoffman-La Roche Ltd. in Basle, Switzerland. She served from 1996 until 1998 as global commercial director with British Biotech plc. Prior to that, she held several positions with Astra AB, including serving as corporate vice president for Strategy, Marketing and Business Development. She also served as managing director of Astra's subsidiary in the United Kingdom and Ireland. She has held several board positions in the pharmaceutical industry.

     (e) Warren Knowlton (56), appointed a Non-Executive Director of Smith & Nephew in November 2000. He is chief executive of Morgan Crucible plc. He was previously an executive director of Pilkington plc and held senior positions at Owens Corning.

     (f) Brian Larcombe (49), Non-Executive Director of Smith & Nephew since March 2002. Mr. Larcombe is chief executive of 3i plc. He joined 3i in 1974 and worked for 18 years on identifying, appraising and negotiating investment opportunities and became joint head of the UK investment business. Ahead of 3i's flotation on the London Stock Exchange, Mr. Larcombe joined the board of 3i in 1992 as director of finance and planning. In July 1997 he was appointed chief executive. He is a former chairman of the British Venture Capital Association.

     (g) Richard De Schutter (62), appointed a Non-Executive Director of Smith & Nephew in January 2001. He is a non-executive director of Varian Inc, Incyte Corporation, MedPointe Pharmaceuticals, General Binding Corporation, MetaPhore Pharmaceuticals, Navicure, Inc., and ING Americas. He was formerly chairman and chief executive of the Dupont Pharmaceuticals Company, senior executive vice president and chief administrative officer of Pharmacia Corporation, and chairman and chief executive officer of G.D. Searle, the pharmaceutical subsidiary of Monsanto Company.

     (h) Dr. Rolf Stomberg (63), Non-Executive Director of Smith & Nephew since January 1998. He had a long executive career with British Petroleum plc, his last position being Chief Executive Officer of BP Oil, the refinery and marketing arm of the BP Group, and a managing director of The British Petroleum Company plc. He retired from the main board of BP at the end of 1997. He is chairman of Management Consulting Group plc and a non-executive director of Cordiant Communications plc and Reed Elsevier plc. He holds further non-executive directorships of companies in Sweden, the Netherlands and Germany being Scania AB, TPG NV, Deutsche BPAG, Stinnes AG and Hoyer GmbH.

In addition the following are directors of Smith & Nephew Group:

     (a) Pierre-Andre Chapatte (50), appointed as a director of Smith & Nephew Group on 18 March 2003. He is a university graduate in accounting and has been a consultant to Smith & Nephew since 1992.

     (b) Antoine Vidts (47), was appointed as a director of Smith & Nephew Group on 18 March 2003. A chartered accountant and holder of a Masters of Business Administration. He is a judge at the Brussels Court of Commerce. He joined Smith & Nephew in Febuary 1987.

It is intended that Antoine Vidts and Pierre Chapatte will resign as directors of Smith & Nephew Group on the Scheme Effective Date.

5.2  Proposed Directors

     The following are the Proposed Directors who will join the board of Smith & Nephew Group upon the Settlement Date:

(a) Dr. Max Link (62) has held a number of executive positions with pharmaceuticals and healthcare companies. Dr. Link has served as Chairman of Centerpulse since May 2001. Dr. Link served as chief executive officer of Corange Ltd. from May 1993 until June 1994. Prior to joining Corange, Ltd., Dr. Link served in a number of positions with Sandoz Pharma AG, including chief executive officer from 1987 to April 1992, and chairman from April 1992 until May 1993. Dr. Link is also a director of Access Pharmaceuticals, Inc., Alexion Pharmaceuticals, Inc., Cell Therapeutics, Inc., Celsion Corporation,

     Columbia Laboratories, Inc., CytRx Corporation, Discovery Laboratories, Inc., Human Genome Sciences, Inc., Igeneon Ltd, Mipharm, SpA, Noxxon Ltd and Protein Design Labs, Inc. In connection with his former role as chairman of Osiris Therapeutics, Inc. ("Osiris"), a position he ceased to hold in May 2002, Dr. Link has been named along with certain others as a defendant in a lawsuit.The plaintiff, James S Burns, a former executive officer and shareholder of Osiris, has brought class and derivative claims against Dr. Link for breaches of his fiduciary duties as a director (which Dr. Link categorically denies), alleging that Dr. Link aided another defendant, Peter Friedli, in engaging in certain self-interested financial transactions including, in particular, the merger of Osiris into a Swiss company, MSC-Regenos AG, on terms that Mr. Burns alleges were unfair to the minority shareholders. Dr. Link believes that he has effective defences against the claims levied and is pursuing them vigorously.

(b) Rene Braginsky (53) has been a non-executive director of Centerpulse since May 2002. He started his financial career in the brokerage department of former Union Bank of Switzerland in 1969 in his home town Basle. Afterwards he joined Bank Vontobel before he built up the stock exchange department at Bank Sal. Oppenheim jr. & Cie. (Schweiz) AG which he headed for 20 years as a member of the management. In 1985 he founded InCentive Investment AG with several institutional investors. Today Mr. Braginsky is chief executive officer and delegate of the board of InCentive and is the owner of InCentive Asset Management AG.

6.   Directors' interests

6.1 The following table sets out the interests (all of which are beneficial) of each of the Directors and the Proposed Directors in Ordinary Shares, Centerpulse Shares and Incentive Shares as at 17 April 2003 (the last practicable date prior to the publication of this document) and, based on the assumptions set out in paragraph 14.6 of Part X of the Listing Particulars, their respective interests in New Ordinary Shares immediately following Completion and implementation of the Scheme.



                              As at 17 April 2003       As at 17 April 2003          As at 17 April 2003
                             ----------------------    -------------------------   -----------------------
                                                                     Number                     Number
                                          Number of                  of                         of
                                          Ordinary                   Centerpulse   Number       InCentive
                             Number of    Shares       Number of     Shares        of           Shares
Director/Proposed            Ordinary     under        Centerpulse   under         InCentive    under
Director                     Shares       option       Shares        option        Shares       option
--------                     --------     ---------    -----------   -----------   ----------   ---------

Dudley G. Eustace             49,679            -               -             -             -           -
Christopher J.
 O'Donnell                   122,136      672,560               -             -             -           -
Peter Hooley                 111,571      547,598               -             -             -           -
Brian Larcombe                     -            -               -             -             -           -
Dr. Pamela J. Kirby                -            -               -             -             -           -
Dr. Rolf W.H. Stomberg         6,945            -               -             -             -           -
Warren D. Knowlton            12,501            -           2,650             -             -           -
Richard De Schutter          200,000            -               -             -             -           -
Pierre-Andre Chapatte              -            -               -             -             -           -
Antoine Vidts                  4,277       18,000               -             -             -           -
Dr. Max Link                       -            -           3,183         3,061             -           -
Rene Braginsky                     -            -           6,203             -       429,445           -



                                    Following completion of the
                                           Acquisition
                               --------------------------------------
                                              Number       Percentage
                                              of New       of issued
                               Number         Ordinary        New
                               of New         Shares        Ordinary
Director/Proposed              Ordinary       under         Shares
Director                       Shares         option           (%)
--------                       --------       ---------    ----------

Dudley G. Eustace                49,679              -       0.004
Christopher J.
 O'Donnell                      122,136        672,560       0.065
Peter Hooley                    111,571        547,598       0.054
Brian Larcombe                        -              -           -
Dr. Pamela J. Kirby                   -              -           -
Dr. Rolf W.H. Stomberg            6,945              -       0.001
Warren D. Knowlton               79,148              -       0.006
Richard De Schutter             200,000              -       0.016
Pierre-Andre Chapatte                 -              -           -
Antoine Vidts                     4,277          18,000      0.002
Dr. Max Link                     80,052         104,074      0.015
Rene Braginsky               11,411,138               -      0.929



Notes:

(a) The calculations above assume that those Smith & Nephew Group Directors or Proposed Directors holding shares in Centerpulse or InCentive:

     (i)  will accept the relevant Offer in respect of their shareholdings;
          and
     (ii) will not make any 'mix and match election' in relation to such Offers.

(b) On 20 May 1997 Smith & Nephew established the Smith & Nephew Employees' Share Trust, which holds 1,266,114 Ordinary Shares. Smith & Nephew Group proposes to establish the Smith & Nephew Group Employees' Share Trust which will, after the Scheme becomes effective, hold New Ordinary Shares. Christopher O'Donnell, Peter Hooley and Antoine Vidts, who are or will be eligible to benefit under these trusts, are deemed to be interested in these Ordinary Shares and New Ordinary Shares by virtue of secton 324 of the Act, in addition to the interests noted above.

6.2 No Smith & Nephew Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Combined Group and which was effected by any member of the Combined Group during the current or immediately preceding financial year or during any earlier financial year and remains in any respect outstanding or unperformed.

6.3 There are no outstanding loans granted by any member of the Combined Group to any Smith & Nephew Director nor has any guarantee been provided by any member of the Combined Group for their benefit.

7.   Proposed Smith & Nephew Group Share Schemes

Full details of the proposed Smith & Nephew Group Share Schemes are provided in the Listing Particulars.

8.   UK taxation

The following is a summary of certain aspects of UK taxation and is included as a general guide only. It is based on current UK legislation and what is understood to be current Inland Revenue practice, both of which are subject to change, possibly with retrospective effect. It applies only to persons who are resident or ordinarily resident in the UK for UK tax purposes and who hold their Smith & Nephew Shares beneficially and as an investment. The information is general in character, is not exhaustive and may not apply to certain classes of shareholders (including, but not limited to, dealers in securities). Any person who is in any doubt as to his tax position or who may be subject to tax in any jurisdiction outside the UK should consult an appropriate professional adviser.

8.1  Capital Gains

Subject to the following paragraphs, holders of Ordinary Shares should be able to claim rollover relief in respect of the subdivision and subsequent cancellation of each of their Ordinary Shares and the issue to them of New Ordinary Shares (and the related beneficial interest in Common Access Shares). Accordingly, holders of Ordinary Shares should not be treated as making a disposal of their Ordinary Shares for the purposes of UK taxation of capital gains as a result of the Scheme and the New Ordinary Shares and beneficial interest in Common Access Shares issued to them should be treated as the same asset (and as having been acquired at the same time) as the Ordinary Shares. The New Ordinary Shares and the beneficial interest in the Common Access Shares should together therefore have the same base cost as the Ordinary Shares which they replace.

If any holders of Ordinary Shares, alone or together with persons connected with them, hold more than five per cent. of, or of any class of, the shares or debentures of Smith & Nephew such holders of Ordinary Shares will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to capital gains tax or corporation tax. Holders of Ordinary Shares should be aware that an application for clearance under section 138 Taxation of Chargeable Gains Act 1992 has not been made to confirm that this is the case.

A subsequent disposal of all or any New Ordinary Shares (together with the related beneficial interest in Common Access Shares) acquired under the Scheme may result in a liability to UK taxation depending on individual circumstances.

For the purposes of UK tax on chargeable gains, a holder of ADSs is treated as holding a beneficial interest in the underlying shares. In practice, no liability to UK tax is likely to arise to a holder of Smith & Nephew ADSs on the cancellation of existing Smith & Nephew ADSs in return for the issue of Smith & Nephew Group ADSs.

Shareholders should be aware of an anti-avoidance provision, section 703 Taxes Act 1988, which the Inland Revenue may apply where they have reason to believe generally that a person obtains a tax advantage in consequence of a "transaction in securities". However, in the opinion of the Company and its taxation advisers, these provisions should not apply to the Scheme.

8.3 Dividends

Smith & Nephew Group Shareholders will, in certain circumstances, have made or be deemed to have made an election to receive dividends payable after the Scheme on the Common Access Shares instead of their New Ordinary Shares in which case their UK tax position with regard to dividends will be no different to that which would have applied had they continued to hold and receive dividends on their Ordinary Shares. Smith & Nephew Group Shareholders who have not made or been deemed to have made an election will receive dividends payable after the Scheme on their New Ordinary Shares directly from Smith & Nephew Group.

Further information about the tax treatment of dividends paid on both the Common Access Shares and the New Ordinary Shares is set out in the Listing Particulars and further information about the elections in relation to the Common Access Shares is set out in Part VI of this document.

8.4 Stamp duty and stamp duty reserve tax

No stamp duty or SDRT should generally be payable on the subdivision of the Scheme Shares, the cancellation of the Subdivided Shares or the issue of New Ordinary Shares (together with the Common Access Shares) under the Scheme. However special rules may apply to shares held in or issued to depositary receipt or clearance service arrangements. No stamp duty or SDRT should generally be payable by holders of Smith & Nephew ADSs in connection with the Scheme. It is understood that SIS SegaIntersettle has made an election with the UK Inland Revenue, such that New Ordinary Shares listed on the SWX Swiss Exchange should not be liable for a stamp duty or SDRT charge of
1.5 per cent. which may otherwise apply to shares entering depository receipt or clearance service arrangement. However, such elections may be terminated on 30 days' notice, which would result in a stamp duty or SDRT charge of 1.5 per cent. on any New Ordinary Shares held within that system at the time of such termination.

8.5  Cancellation and Repayment of Preference Shares

The cancellation and repayment of the Preference Shares will constitute a chargeable disposal for Preference Shareholders for the purposes of UK capital gains tax or UK corporation tax on chargeable gains.

The cancellation and repayment of the Preference Shares is not subject to stamp duty or stamp duty reserve tax.

9.   US taxation

US holders of Ordinary Shares should consult their own tax advisers concerning the US federal income tax consequences of the Scheme in light of their particular situation as well as any consequences arising under applicable US and non US state, local or other tax laws.

The following section sets out certain US federal income tax consequences of the Scheme and of the ownership of New Ordinary Shares and Smith & Nephew Group ADSs after the Scheme Effective Date. This analysis is limited to describing considerations that may be relevant to a "US holder" which, for purposes of this section, is a beneficial owner of Ordinary Shares or Smith & Nephew ADSs or, after the Scheme Effective Date, New Ordinary Shares or Smith & Nephew Group ADSs, and who, for US federal income tax purposes, is

o    a US citizen or resident,

o a corporation or partnership created or organized in or under the laws of the United States, or

o an estate or trust treated as a United States person under Section 7701(a)(30) of the US Internal Revenue Code of 1986, as amended, which we refer to as the "Internal Revenue Code".

For US federal income tax purposes, a US holder of ADSs will be treated as the beneficial holder of the underlying shares represented by the ADSs. Accordingly, in the discussion below, no distinction will be made between a US holder of Ordinary Shares and a US holder of Smith & Nephew ADSs.

This section does not address the tax consequences to US holders subject to special rules, such as persons operating clearance and/or depository services, tax-exempt entities, certain insurance companies, broker-dealers, financial institutions, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10 per cent. or more of the voting shares of Smith & Nephew or Smith & Nephew Group or 5 per cent. or more of the total voting power or the total value of the shares of Smith & Nephew Group, holders that hold Ordinary Shares or New Ordinary Shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the US dollar. This discussion assumes that US holders of Ordinary Shares or New Ordinary Shares hold their shares as capital assets. This discussion also does not apply to US holders who acquired their Ordinary Shares through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan. In addition, special rules, not discussed in this document, may apply to persons investing in Smith & Nephew or Smith & Nephew Group through entities treated for US federal income tax purposes as partnerships, and those persons should consult their own tax advisors in that regard.

This discussion is based on the tax laws of the United States, including the Internal Revenue Code, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, all of which are subject to change or change in interpretation, possibly with retroactive effect.

9.1  The Scheme

In the opinion of Smith & Nephew's US tax counsel, US holders of Ordinary Shares and Smith & Nephew ADSs should not recognize any gain or loss for US federal income tax purposes as a result of the cancellation of their Ordinary Shares and the receipt of New Ordinary Shares and the beneficial interest in Common Access Shares issued under the terms of the Scheme. The New Ordinary Shares and Common Access Shares should have a holding period that includes the holding period of the Ordinary Shares cancelled in the Scheme and a combined tax basis equal to the tax basis of the Ordinary Shares cancelled in the Scheme.

Counsel's opinion is based, in part, on certain assumptions and on written representations made by Smith & Nephew. Notwithstanding counsel's opinion, no statutory, judicial or administrative authority exists which directly addresses certain aspects of the Scheme and the New Ordinary Shares and Common Access Shares. An opinion of counsel is not binding on the US Internal Revenue Service or any court. Among other things, it is possible that the US Internal Revenue Service could take the position that any enhancement in the value of the Common Access Shares attributable to the deed of support (described in Part VI of this document) entered into between Smith & Nephew Group and Smith & Nephew constitutes taxable "boot". However, Smith & Nephew believes that its earnings will be sufficient, on a stand-alone basis, to fund the expected dividends on the Common Access Shares and therefore that any such enhancement in value is nominal.

9.2  Transfer of New Ordinary Shares and Common Access Shares

Smith & Nephew Group Shareholders who sell or otherwise dispose of their New Ordinary Shares will also be deemed to have sold their interest in the corresponding Common Access Shares. Generally such shareholders will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount realized and their combined tax basis, determined in US dollars, in the New Ordinary Shares and Common Access Shares sold or disposed of. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 20 per cent. if the New Ordinary Shares and Common Access Shares were held for more than one year, or 18 per cent., if the holding period for the New Ordinary Shares and Common Access Shares (including, if relevant, the holding period attributable to the Ordinary Shares) begins after December 31, 2000, and the New Ordinary Shares and Common Access Shares are held for more than five years. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

9.3 Dividends and Distributions

Whether a Smith & Nephew Group Shareholder receives a dividend with respect to his New Ordinary Shares or Common Access Shares, the gross amount of such dividend, before reduction for any withholding taxes, will be treated as ordinary income to the extent paid out of current or accumulated earnings and profits of the payor, as determined for US federal income tax purposes. Distributions in excess of such current and accumulated earnings and profits will be treated as a return of capital to the extent of such shareholder's tax basis in his New Ordinary Shares or Common Access Shares, as the case may be, and thereafter as capital gain. In the case of a dividend with respect to the Common Access Shares, there is some uncertainty as to whether the foregoing determinations are made by reference to the earnings and profits of Smith & Nephew Group or Smith & Nephew. However, neither Smith & Nephew Group nor Smith & Nephew expects to pay any dividends that would cause this uncertainty to have any practical significance.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be "passive income", which is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution included in income of a US holder will be the US dollar equivalent of any dividend distributions made in a foreign currency, determined at the spot exchange rate on the date such dividend distribution is included in the income of the US holder, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into US dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, any tax withheld and paid over to a foreign government may be creditable against the US holder's US federal income tax liability. To the extent a refund of the tax withheld is available to a US holder under the laws of the foreign jurisdiction, the amount of tax withheld that is refundable will not be eligible for credit against the US holder's US federal income tax liability, whether or not the refund is actually obtained.

9.4 Backup Withholding

In general, a non-corporate US holder may be subject to US backup withholding tax at a rate of 30 per cent. (which rate is scheduled to be reduced periodically through 2006) on gain with respect to dividends paid within the United States, if the US holder:

o    fails to provide an accurate taxpayer identification number;

o is notified by the US Internal Revenue Service regarding a failure to report all interest or dividends required to be shown on its federal income tax returns; or

o in certain circumstances, fails to comply with applicable certification requirements.

A refund of any amounts withheld under the backup withholding rules that exceeds the US federal income tax liability of a US holder may be obtained by filing a refund claim with the US Internal Revenue Service.

10.  Responsibility

The Directors, whose names are set out on page 10 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

11.  Consent

Lazard & Co., Limited is registered in England (company number 162175) and has its registered office at 21 Moorfields, London EC2P 2HT. Lazard & Co., Limited, which is regulated in the UK by the Financial Services Authority, has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

12. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at Broadwalk House, 5 Appold Street, London EC2A 2HA until the Scheme Effective Date:

(i)  this Scheme Circular;

(ii) the Listing Particulars and summary Listing Particulars;

(iii) the Transaction Agreements;

(iv) the Undertaking;

(v) the irrevocable undertakings from Preference Shareholders holding approximately 78 per cent. of the Preference Shares in issue to vote in favour of the Reduction of Capital at the Preference Shareholders' Meeting;

(vi) the rules of the Smith & Nephew 2001 UK Unapproved Plan and the Smith & Nephew Long Term Share Incentive Plan;

(vii) the rules of the Smith & Nephew Group 2003 Share Schemes;

(viii) the declaration of trust in respect of the Access Trust and the deed of consultation between Smith & Nephew Group and Smith & Nephew, each as referred to in Part VI of this document;

(ix) the Memorandum of Association of Smith & Nephew and the Smith & Nephew Articles (as currently in force) and the articles of association of Smith & Nephew the adoption of which is to be approved at the Scheme EGM; and

(x) the Memorandum of Association of Smith & Nephew Group and the Smith & Nephew Group Articles.

Dated Thursday 24 April 2003

                                    PART V

                   COMPARISON OF SMITH & NEPHEW ARTICLES AND
                         SMITH & NEPHEW GROUP ARTICLES

The Smith & Nephew Group Articles, following implementation of the Scheme, will take the same form as the Smith & Nephew Articles in force prior to the Scheme EGM save for the matters set out below:

1.   Common Access Shares

A number of provisions have been incorporated in the Smith & Nephew Group Articles relating to the implementation of the Common Access Share structure. These relate to the entitlement of Smith & Nephew Group Shareholders to a beneficial interest in Common Access Shares in the capital of Smith & Nephew as a result of their holdings of New Ordinary Shares, the mechanism whereby Smith & Nephew Group Shareholders may elect to receive dividends on their New Ordinary Shares directly from Smith & Nephew Group or from Smith & Nephew through the Common Access Shares, and the mechanism for the declaration of those dividends. These provisions are summarised in Part VI of this document.

2.   Preference Shares

References to the Preference Shares and the rights of those shares, including details relating to the variation of those rights are not included in the Smith & Nephew Group Articles since Smith & Nephew Group will have no preference shares in issue following the Scheme. The "Variation of Rights" article has also been redrafted to clarify the position following the removal of the preference share rights but, to the extent that the share capital of Smith & Nephew Group is ever divided into more than one class of shares, will have the same effect as the existing provision in the Smith & Nephew Articles.

3.   Borrowing Powers

The borrowing powers of Smith & Nephew Group will differ from both those expected to be adopted by Smith & Nephew at its Annual General Meeting to be held on 29 April 2003 and from the current Smith & Nephew Articles. The Smith & Nephew Group borrowing powers differ from the existing borrowing powers in that (i) prior to the Settlement Date they shall not exceed the borrowing powers of Smith & Nephew from time to time and (ii) after the Settlement Date the calculation of total consolidated reserves for the purposes of the borrowing powers in the Smith & Nephew Group Articles relates to the Combined Group and any goodwill on the acquisition of businesses that had previously been set off against such reserves (to the extent that the businesses have not been discontinued or disposed of) after deducting any permanent decrease in the value of such businesses, is to be added back to such consolidated reserves.

4.   Authorities Relating to Sections 80 and 89 of the Act

The Smith & Nephew Articles contain provisions that authorise the Board to allot securities pursuant to section 80 of the Act and to disapply section 89 of the Act. These provisions have not been replicated in the Smith & Nephew Group Articles as Smith & Nephew Group will ask shareholders to approve such authorisations in general meetings.

5.   General Meetings and Board Meetings

The Smith & Nephew Group Articles contain a provision that if a general meeting is not held in Switzerland then, unless the directors otherwise resolve, arrangements will be made for a satellite meeting place in Switzerland. The Smith & Nephew Group Articles provide that notices of general meetings must be published in one newspaper circulating in the United Kingdom and one newspaper circulating in Switzerland. The Smith & Nephew Group Articles state that all board meetings shall take place in Switzerland. These provisions are not contained in the current Smith & Nephew Articles. The quorum for a board meeting of Smith & Nephew Group is three, the quorum for a board meeting of Smith & Nephew is two.

                                    PART VI

                         COMMON ACCESS SHARE STRUCTURE

 1.  Introduction

     Each New Ordinary Share will confer on the relevant Smith & Nephew Group Shareholder a beneficial interest in one Common Access Share, legal title to which will be registered at all times in the name of the Trustee, who will hold it on trust absolutely for Smith & Nephew Group Shareholders. The Common Access Shares will enable Smith & Nephew Group Shareholders to receive dividends from Smith & Nephew (which is and will be tax resident in the United Kingdom) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland) in respect of their relevant New Ordinary Shares. Were Smith & Nephew Group Shareholders (other than those resident in Switzerland) to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, suffer withholding tax at 35 per cent. However, under domestic law, Swiss tax residents may obtain a refund or tax credit in the full amount of the withholding tax. For non-residents, some relief may be granted under the terms of double tax treaties.

     Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

     Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group in Switzerland or who hold their New Ordinary Shares through a Swiss Clearing System, will, if they wish to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

     All New Ordinary Shares represented by Smith & Nephew Group ADSs will be deemed to have made an election to receive dividends from Smith & Nephew, which election will not be able to be changed by the holders of the Smith & Nephew ADSs representing such new Ordinary Shares. Consequently, holders of Smith & Nephew Group ADSs will receive dividends related to those Smith & Nephew Group ADSs from Smith & Nephew rather than from Smith & Nephew Group. Holders of Smith & Nephew Group ADSs who wish to make an election to receive dividends from Smith & Nephew Group should take steps to present their Smith & Nephew ADRs to the Depositary for cancellation and delivery of New Ordinary Shares (so as to become record holders of New Ordinary Shares) and then make the appropriate election.

     The Smith & Nephew Group board may from time to time resolve to suspend the operation of the dividend access arrangements provided by the Common Access Share structure, in which event all dividends would be paid by Smith & Nephew Group.

     This Part VI describes the Common Access Shares and the various arrangements between Smith & Nephew Group, Smith & Nephew and the Access Trust. This Part VI assumes that the Acquisition has completed and that the Scheme has become effective. Certain terms used in this Part VI are defined in section 4 of this Part VI.

     The following is a simplified illustration of the Common Access Share structure:



                               [GRAPHIC OMITTED]



2.   Key features of the Common Access Share structure

     Smith & Nephew Group will have a full listing on the Official List of the UK Listing Authority, but will be resident in Switzerland for tax purposes. It is also intended that Smith & Nephew Group will have a secondary listing on the SWX Swiss Exchange.

     Smith & Nephew will be a subsidiary of Smith & Nephew Group and will no longer be listed on the Official List.

     The Trustee of the Access Trust will be a UK registered company, in which the legal title to all Common Access Shares will be registered and which it will hold on trust for the holders of New Ordinary Shares. The directors of the Access Trust will be two Smith & Nephew Group directors and the Access Trust will be a wholly owned subsidiary (directly or indirectly) of and (to the extent required) funded by Smith & Nephew Group.

3.   Smith & Nephew Group Shareholders

     The Common Access Shares will permit Smith & Nephew Group Shareholders or any subset of them to receive dividends from Smith & Nephew rather than from Smith & Nephew Group. Each New Ordinary Share will confer on the relevant Smith & Nephew Group Shareholder the beneficial interest in one Common Access Share, legal title to which will be registered at all times in the name of the Trustee, who will hold it on trust absolutely for the benefit of Smith & Nephew Group Shareholders. A Smith & Nephew Group Shareholder will not be entitled to call for the Access Trust to transfer legal title to any of the Common Access Shares to him.

     The Common Access Shares will enable Smith & Nephew Group Shareholders to elect to receive dividends from Smith & Nephew (which is and will be tax resident in the United Kingdom) rather than from Smith & Nephew Group (which is and will be tax resident in Switzerland) in respect of their New Ordinary Shares. Were Smith & Nephew Group Shareholders (other than those resident in Switzerland) to receive dividends from Smith & Nephew Group they would, under current tax laws in Switzerland, suffer withholding tax at 35 per cent. (however, under domestic law, Swiss tax residents may obtain a refund or tax credit in the full amount of the withholding tax; for non-residents, some relief may be granted under the terms of double tax treaties).

     Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland (other than those who hold their New Ordinary Shares through a Swiss Clearing System) will be deemed to have made an election to receive dividends from Smith & Nephew and therefore they will not need to take any action in order to receive dividends from Smith & Nephew. Those Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group outside Switzerland who wish to receive dividends from Smith & Nephew Group rather than from Smith & Nephew, will need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

     Smith & Nephew Group Shareholders with an address on the register of members of Smith & Nephew Group in Switzerland or whose New Ordinary Shares are held through a Swiss Clearing System, will, if they wish to receive dividends from Smith & Nephew as opposed to dividends from Smith & Nephew Group, need to give Smith & Nephew Group written notice thereof. A form pursuant to which Smith & Nephew Group Shareholders can give such written notice to Smith & Nephew Group will be available from Smith & Nephew Group. Shareholders are advised to seek independent financial and taxation advice before deciding whether or not to give any such written notice to Smith & Nephew Group.

     The Smith & Nephew Group Articles state that each Smith & Nephew Group Shareholder shall have the right to a beneficial interest in one Common Access Share per New Ordinary Share held. Therefore, upon the issue by Smith & Nephew Group of New Ordinary Shares, Smith & Nephew Group will procure the issue to the Access Trust of an equal number of fully paid Common Access Shares.


4.   Definitions related to Common Access Shares

     In this Part VI, the following definitions apply:

"Access Shares"               means the Common Access Shares and following the
                              Consolidation the Consolidated Access Shares;

"Access Trust"                means the trust to be declared by the
                              Trustee pursuant to the Trust Deed whereby the Trustee holds the Access Shares on bare trust for Smith & Nephew Group Shareholders;

"Common Access Shares"        means the Common Access Shares of 0.001 pence
                              each in the capital of Smith & Nephew, having the rights set out in the Smith & Nephew
                              Articles;

"Consolidated Access Shares"  means the issued common access share(s) in the capital of Smith & Nephew arising from the Consolidation (if any);

"Consolidation"               means such action as may be taken by Smith &
                              Nephew to consolidate the Common Access Shares into one or more shares, having the rights set out in the Smith & Nephew Articles;

"Dividend Beneficiary"        means in relation to a particular dividend a
                              Smith & Nephew Group Shareholder who has made (or shall be deemed to have made) a Valid Dividend Election which is subsisting at the Relevant Time for that dividend;

"Elected Shares"              means as regards a particular Smith & Nephew
                              Group Shareholder and in relation to a
                              particular dividend proposed to be declared by Smith & Nephew Group (or, in the case of a Total
                              Election Condition subsisting, a particular dividend announced by Smith & Nephew Group as being payable by Smith & Nephew) that number of Common Access Shares equal to the number of New
                              Ordinary Shares in respect of which that Smith &
                              Nephew Group Shareholder has made Valid Dividend
                              Elections which subsist (or which are deemed to subsist) as at the Relevant Time for that particular dividend;


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"Issue Price"                 means, in respect of a share in the capital of a
                              company, the aggregate of the amount paid up (or credited as paid up) in respect of the nominal value thereof;

"New Ordinary Shares"         means the ordinary shares of 12.5 pence each in
                              the capital of Smith & Nephew Group;

"record date"                 means in relation to a particular dividend the
                              date determined and announced by Smith & Nephew
                              Group as the date upon which a person must be registered as a member of Smith & Nephew Group on the Register in order to qualify to receive that dividend declared or payable by Smith &
                              Nephew Group on its New Ordinary Shares or in the case of a Total Election Condition subsisting the dividend declared or payable by Smith & Nephew on the Access Shares;

"Register"                    means the register of members of Smith & Nephew
                              Group;

"Relevant Time"               means in relation to any particular dividend the
                              close of business on the record date for that dividend;

"Smith & Nephew Group"        means Smith & Nephew Group plc;

"Smith & Nephew Group
Shareholder"                  means a person registered in the Register
                              as a holder of New Ordinary Shares and where there is more than one person registered jointly, the first person so registered to the exclusion of all others shall be deemed to be the Smith & Nephew Group Shareholder;

"Smith & Nephew"              means Smith & Nephew plc;

"Smith & Nephew Articles"     means the articles of association of Smith &
                              Nephew as amended from time to time;

"Swiss Clearing System"       means SIS SegaIntersettle AG or any of its
                              successors in title, or any other Swiss Clearing
                              System as the directors of Smith & Nephew Group may identify from time to time;

"Total Election Condition"    a Total Election Condition shall subsist as
                              regards any particular dividend which would otherwise have been declared and paid by Smith &
                              Nephew Group if at the Relevant Time for that dividend Valid Dividend Elections have been made
                              (or are deemed to have been made) in respect of all New Ordinary Shares then in issue;

"Trust Deed"                  means the deed pursuant to which the Access
                              Trust is (prior to the Scheme Effective Date) to be constituted;

"Trustee"                     means Smith & Nephew Trustee Limited, a wholly
                              owned subsidiary of Smith & Nephew Group or other such trustee or trustees from time to time of the Access Trust;

"Valid Dividend Election"     a Smith & Nephew Group Shareholder shall have
                              made (and be deemed to have made) a Valid
                              Dividend Election in respect of a particular dividend if at the Relevant Time for that dividend:

                              (a) his address in the Register is an address outside Switzerland (and his New Ordinary Shares are not held through a Swiss Clearing System) and he has not given written notice to Smith & Nephew Group electing to receive dividends on all or any of his New Ordinary Shares from Smith & Nephew Group; or

                              (b) his address in the Register is an address in Switzerland or he holds his New Ordinary Shares through a Swiss Clearing System and he has given (and not withdrawn in writing) written notice to Smith & Nephew Group electing to receive dividends in respect of all or any of his New Ordinary Shares from Smith & Nephew,

                              PROVIDED that a Valid Dividend Election shall not have been made (or shall be deemed not to have been made):

                              (c) in respect of a dividend (or the relevant part thereof) where the particular Smith & Nephew Group Shareholder elects or has elected (but only to the extent of such election) to receive a scrip dividend in lieu of any cash dividend;

                              (d) in respect of a dividend (or the relevant part thereof) which is not paid in cash; or

                              (e) if at the relevant time Smith & Nephew is no longer (directly or indirectly) a subsidiary of Smith & Nephew Group.


5.  New Ordinary Shares

5.1 Subject to section 5.4 below, each New Ordinary Share shall confer on the relevant Smith & Nephew Group Shareholder a beneficial interest in one Common Access Share, legal title to each such Common Access Share to be registered at all times in the name of the Trustee on bare trust for the relevant Smith & Nephew Group Shareholder. In respect of any New Ordinary Share which is not fully paid, the beneficial interest of the relevant Smith & Nephew Group Shareholder shall be reduced proportionately.

5.2 No Smith & Nephew Group Shareholder shall at any time be entitled as a result of his holding of New Ordinary Shares or otherwise howsoever to call for the legal title to any Access Share. A Smith & Nephew Group Shareholder shall not be able or entitled to transfer his interest in any Access Share other than by transferring his corresponding New Ordinary Share whereupon the beneficial interest in the Access Share shall vest in the transferee.

5.3 Smith & Nephew Group shall at all times prior to the Consolidation procure that the number of Common Access Shares held by the Trustee on bare trust for Smith & Nephew Group Shareholders is equal to the number of New Ordinary Shares in issue at any given time. Smith & Nephew Group shall procure that the Common Access Shares allotted and issued by Smith & Nephew are issued fully paid.

5.4 If Smith & Nephew effects the Consolidation, each New Ordinary Share shall confer on the holder a beneficial interest in the Consolidated Access Shares, legal title to such Consolidated Access Shares to be registered at all times in the name of the Trustee. The proportionate beneficial interest of a Smith & Nephew Group Shareholder in the Consolidated Access Shares shall, subject as hereinafter provided, be equal to A/B, where A is equal to the number of New Ordinary Shares held by that Smith & Nephew Group Shareholder at the relevant time and B is equal to the aggregate number of New Ordinary Shares in issue at that time PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Smith & Nephew Group Shareholder are not fully paid as at the relevant time.

5.5 The directors of Smith & Nephew Group shall, prior to the declaration and payment of any dividend to be paid on the New Ordinary Shares, resolve whether or not the dividend access mechanics described below shall apply. In default of such resolution in respect of any such declaration and payment of a dividend, the provisions shall be deemed to apply to the declaration and payment of that dividend.

5.6 Provided that (unless a Total Election Condition subsists) a Related Dividend (defined in section 5.7 below) has been declared (whether or not conditionally) by Smith & Nephew, no dividend will be declared upon those New Ordinary Shares in respect of which a Valid Dividend Election shall be subsisting as at the Relevant Time for that particular dividend.


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


5.7 A dividend declared by Smith & Nephew is a "Related Dividend" in respect of a dividend declared on the New Ordinary Shares if it is declared on the Access Shares:

     (a) in the case of a final dividend on the New Ordinary Shares, at a general meeting or board meeting of Smith & Nephew held not earlier than 30 days prior to the date upon which Smith & Nephew Group announces a date upon which a general meeting of Smith & Nephew Group (convened for the purpose of approving the final dividend on the New Ordinary Shares) is to be held;

     (b) in the case of an interim dividend on the New Ordinary Shares, at a general meeting or board meeting of Smith & Nephew held not earlier than 30 days prior to the date upon which Smith & Nephew Group announces an interim dividend on the New Ordinary Shares, and a dividend shall be deemed to have been declared by Smith & Nephew notwithstanding that such declaration may be expressed to be conditional upon a dividend being declared on the New Ordinary Shares.

6.   Rights attaching to the Common Access Shares Income

6.1 Subject to a Total Election Condition subsisting or Smith & Nephew Group having validly declared or declaring a Related Dividend (defined in section 6.3 below), and subject to the directors of Smith & Nephew Group not having exercised their power under the Articles of Association of Smith & Nephew Group to suspend the dividend access arrangements, the Elected Shares shall confer upon the holders thereof the right to receive a dividend per Elected Share equal to the amount specified by the board of Smith & Nephew (the "Access Dividend"). The Access Dividend shall be paid in cash.

6.2 Unless a Total Election Condition subsists, each resolution of the board of Smith & Nephew to declare or approve a dividend on the Common Access Shares shall state that the declaration or approval of that dividend is conditional upon Smith & Nephew Group declaring or having declared a Related Dividend.

6.3 A dividend declared by Smith & Nephew Group is a "Related Dividend" in respect of a dividend declared on the Elected Shares to the extent that the dividend declared on the New Ordinary Shares is a cash dividend:

     (a) in the case of a final dividend on the New Ordinary Shares, at a General Meeting of Smith & Nephew Group (convened for the purpose of approving the final dividend on the New Ordinary Shares) notice of which is announced or issued within 30 days of the date of declaration of the dividend on the Elected Shares;

     (b) in the case of an interim dividend on the New Ordinary Shares, where an announcement by Smith & Nephew Group specifying the date for the payment of the interim dividend is issued within 30 days of the date of declaration of the dividend on the Elected Shares, and a dividend shall be deemed to have been declared by Smith & Nephew notwithstanding that such declaration may be expressed to be conditional upon a dividend being declared on the New Ordinary Shares.

     Capital

     6.4 In the event of a winding up of Smith & Nephew or other return of capital, the assets of Smith & Nephew available for distribution to holders remaining after payment of all other debts and liabilities of Smith & Nephew (and of the costs, charges and expenses of any such winding up) shall (subject to the rights of any class of preference share then in issue) be applied in the following manner and order of priority:

          (a) first, in paying to the holders of the Access Shares all unpaid arrears and accruals of any Access Dividend;

          (b) secondly, in paying to the holders of the Access Shares the Issue Price of such shares;

          (c) thirdly, in paying to holders of ordinary shares in the capital of Smith & Nephew all unpaid arrears and accruals of any dividend declared thereon;

          (d) fourthly, in paying to holders of ordinary shares in the capital of Smith & Nephew the Issue Price of such shares together with any premium paid thereon;


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


          (e) fifthly, in distributing to the holders of the Access Shares an amount equal in aggregate to five per cent. (subject to adjustment) of the remaining assets of Smith & Nephew available for distribution; and

          (f) lastly, in distributing the balance amongst holders of ordinary shares in the capital of Smith & Nephew.

     Voting

6.5 An Access Share does not entitle the holder to receive notice of or to attend or vote at any general meeting of Smith & Nephew.

     Other Rights

6.6 An Access Share shall not confer on the holder thereof any further entitlement to any participation in the profits of Smith & Nephew.

7.   Access Trust

7.1 The Trustee of the Access Trust is an English registered limited company whose sole purpose is, pursuant to the terms of the Trust Deed, to hold the Access Shares on trust for Smith & Nephew Group Shareholders.

7.2 The Access Trust has agreed to hold each Access Share, and any further Access Shares which may from time to time be allotted to it upon trust for Smith & Nephew Group Shareholders, absolutely in accordance with the Articles of Association of Smith & Nephew and Smith & Nephew Group.

7.3 The Trustee shall, on receipt, whether directly or indirectly, of any cash dividend declared by Smith & Nephew in respect of Elected Shares distribute or procure the distribution of the same (subject to any deduction or withholding required by law) to the Dividend Beneficiaries in respect of that cash dividend, each such Dividend Beneficiary to be entitled, subject as hereinafter provided, to receive an amount (the "Relevant Amount") equal to A/B where A is equal to the number of Elected Shares of that Dividend Beneficiary at the Relevant Time for the relevant dividend and B is equal to the aggregate number of Elected Shares of the Dividend Beneficiaries at the Relevant Time for the relevant dividend PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Dividend Beneficiary are not fully paid as at the Relevant Time for the relevant dividend.

7.4 Any distribution to the Dividend Beneficiaries is, where relevant, to be made on the same day, as nearly as practicable, as the date upon which the Related Dividend (as defined in section 6.3 above) is payable to the holder of such New Ordinary Shares.

7.5 The Trustee shall hold any dividend (subject to any deduction or withholding required by law) unclaimed by a Dividend Beneficiary on bare trust for the relevant Dividend Beneficiary. To the extent that such unclaimed dividend shall accrue any interest, such interest shall be held by the Trustee on bare trust for the Dividend Beneficiary and upon the dividend being claimed any such interest shall be paid (less any reasonable costs incurred by the Trustee in retaining such dividend and making efforts to discover the whereabouts of the Dividend Beneficiary) to the relevant Dividend Beneficiary together with the dividend. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall be forfeited and cease to remain owing to the Dividend Beneficiary and shall be payable (together with any accrued interest) to Smith & Nephew.

7.6 If any Dividend Beneficiary elects, or has elected to participate in any share dividend or distribution reinvestment plan of Smith & Nephew Group, the Trustee shall, instead of distributing the Relevant Amount (or the relevant part thereof) to that Dividend Beneficiary, apply the same on behalf of such Dividend Beneficiary in subscribing for New Ordinary Shares payable in full or by instalments or in paying up in full or by instalments any unpaid or partly paid New Ordinary Shares held by such Dividend Beneficiary on the terms of any such plan or otherwise make such arrangements as are necessary for the purposes of enabling a Dividend Beneficiary who so elects to participate in any such share dividend or distribution reinvestment plan made by Smith & Nephew Group for the benefit of holders of its New Ordinary Shares.


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


7.7 If the Trustee receives, whether directly or indirectly, any distribution of assets from Smith & Nephew in respect of the entitlement of Access Shares to funds on a liquidation of Smith & Nephew, the Trustee shall distribute or procure the distribution of the same to Smith & Nephew Group Shareholders as at the date of liquidation (as determined by the Trustee), each Smith & Nephew Group Shareholder being entitled, subject as hereinafter provided, to a proportionate share in the assets equal to A/B, where A is equal to the number of New Ordinary Shares registered in the name of that Smith & Nephew Group Shareholder as at the date of liquidation (as so determined by the Trustee) and B is equal to the aggregate number of New Ordinary Shares in issue at the date of liquidation (as so determined by the Trustee) PROVIDED that the proportions shall be adjusted accordingly by the Trustee if any New Ordinary Shares held by a Smith & Nephew Group Shareholder are not fully paid as at the date of liquidation (as so determined by the Trustee).

8.   Deed of Consultation

Pursuant to the terms of a deed of consultation to be made between Smith & Nephew Group and Smith & Nephew, the parties have agreed not to announce a dividend or the intention to pay a dividend unless Smith & Nephew has sufficient distributable reserves to pay that proportion of the aggregate dividend (which would otherwise have been paid by Smith & Nephew Group) which represents the proportionate share of those Smith & Nephew Group Shareholders who have elected (or are deemed to have elected) to receive dividends from Smith & Nephew.


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


                                   PART VII

                              NOTICES OF MEETINGS

                    NOTICE OF EXTRAORDINARY GENERAL MEETING

                              SMITH & NEPHEW plc

         (Registered in England and Wales with registered no. 324357)

Notice is hereby given that an Extraordinary General Meeting of Smith & Nephew plc (the "Company") will be held at 10.10 a.m. on Monday 19 May 2003 (or at such later time as the meeting of holders of 5.5 per cent. cumulative preference shares in the capital of the Company convened for 10.00 a.m. on the same day be concluded or adjourned) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions 1 to 3 will be proposed as special resolutions and resolutions 4 to 8 will be proposed as ordinary resolutions:

                              SPECIAL RESOLUTIONS

1.   To approve the creation of one 'B' Ordinary Share

     THAT the one issued ordinary share of 12 2/9 pence in the capital of the Company held by Smith & Nephew Group plc be reclassified as a 'B' ordinary share of 12 2/9 pence having the same rights attached to it as an ordinary share of 12 2/9 pence in the capital of the Company save that the holder(s) of the 'B' Ordinary Share shall only be entitled to receive one-tenth of any dividend declared upon an ordinary share of 12 2/9 pence in the capital of the Company.

2. To approve the implementation of the Scheme and adopt new Articles of Association

     THAT:

(a) the scheme of arrangement dated 24 April 2003 between the Company and the Scheme Shareholders (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme") be approved and the Directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b) for the purpose of giving effect to the Scheme and notwithstanding anything to the contrary in the Articles of Association of the Company, the issued share capital of the Company be reduced by cancelling and extinguishing the Subdivided Common Access Shares (as such term is defined in the Scheme);

(c) forthwith and contingently upon the reduction of capital referred to in paragraph (b) of this resolution taking effect:

     (i) the authorised share capital of the Company be increased by an amount equal to the reduction of share capital as a result of the cancellation of the Subdivided Common Access Shares in accordance with paragraph (b) of this resolution by the creation of an equal number of Capitalisation Common Access Shares (as such term is defined in the Scheme) as the number of Subdivided Common Access Shares cancelled pursuant to paragraph (b) above and having the same nominal value;

     (ii) the credit arising in the Company's books of account on the reduction of capital referred to in paragraph (b) of this resolution be applied, in paying up in full and at par, that number of Capitalisation Common Access Shares created pursuant to sub-paragraph (c)(i) of this resolution the aggregate nominal value of which is equal to the aggregate nominal value of the Subdivided Common Access Shares cancelled pursuant to paragraph (b) of this resolution, such Capitalisation Common Access Shares to be allotted and issued, credited as fully paid to the Trustee (as such term is defined in the Scheme) to be held on bare trust for holders of New Ordinary Shares (as such term is defined in the Scheme) to be issued pursuant to the Scheme under the terms of the Access Trust declared by the Trustee in the form of the trust deed prepared and initialled for the purposes of identification by Ashurst Morris Crisp, Solicitors, with such modifications or additions, if any, as may prior to the execution thereof be agreed between Smith & Nephew and Smith & Nephew Group;


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


(d) for the purpose of giving effect to the Scheme and notwithstanding anything to the contrary in the Articles of Association of the Company, the issued share capital of the Company be reduced by cancelling and extinguishing the Subdivided Ordinary Shares (as such term is defined in the Scheme);

(e) forthwith and contingently upon the reduction of capital referred to in paragraph (d) of this resolution taking effect:

     (i) the authorised share capital of the Company be increased by an amount equal to the reduction of share capital as a result of the cancellation of the Subdivided Ordinary Shares in accordance with paragraph (b) of this resolution by the creation of an equal number of Capitalisation Ordinary Shares (as such term is defined in the Scheme) as the number of Subdivided Ordinary Shares cancelled pursuant to paragraph (d) above and having the same nominal value;

     (ii) the credit arising in the Company's books of account on the reduction of capital referred to in paragraph (d) of this resolution be applied, in paying up in full and at par, that number of Capitalisation Ordinary Shares created pursuant to sub-paragraph
          (e)(i) of this resolution the aggregate nominal value of which is equal to the aggregate nominal value of the Subdivided Ordinary Shares cancelled pursuant to paragraph (d) of this resolution, such Capitalisation Ordinary Shares to be allotted and issued, credited as fully paid, to Smith & Nephew Group plc ("Smith & Nephew Group") and/or its nominee(s);

(f) the Directors of the Company be generally and unconditionally authorised, pursuant to section 80 of the Companies Act 1985, to allot relevant securities (as defined in the said section 80) up to an aggregate nominal value of (GBP)120,000,000 in respect of allotments of relevant securities in connection with the Scheme provided that this authority shall expire at the conclusion of the Annual General Meeting of the Company in 2004 and shall be in addition to any other authority conferred on the Directors of the Company pursuant to the said section 80;

(g) with effect from the passing of this resolution, new articles of association in the form contained in the articles of association produced to the meeting and initialled by the chairman for the purposes of identification be adopted as the articles of association of the Company in substitution for and to the exclusion of all previous articles of association.

3.   To approve the cancellation and repayment of the Preference Shares

THAT the capital of the Company be reduced by cancelling and extinguishing all of the issued and unissued 5.5 per cent. cumulative preference shares of
(GBP)1 each in the capital of the Company and by paying to the holders of such issued preference shares whose names appear on the register of preference shareholders on the date on which the proposed reduction of share capital takes effect, the sum of (GBP)1 per share together with all dividends accrued on such shares (whether or not declared) to the date of the return of capital and a premium of 38 pence per 5.5 per cent. cumulative preference share.

                             ORDINARY RESOLUTIONS

4.   To approve the Acquisition

THAT the Acquisition (as defined in the shareholders'circular relating to the Company dated 24 April 2003 (the "Circular")) which is being made by Smith & Nephew Group plc on the terms and subject to the conditions of the Transaction Agreements (as defined in the Circular), be and is hereby approved and that the Directors of the Company (or any duly constituted committee of them) be and they are hereby authorised to take all such steps as they consider necessary to assist in effecting the Acquisition and to waive, amend, vary, revise or extend (to such extent as shall not constitute a material amendment in the context of the Acquisition as a whole) any of such terms and conditions as they may consider to be appropriate.

5. To approve the Smith & Nephew Group 2003 Sharesave Plan, the Smith & Nephew Group 2003 International Sharesave Plan and the Smith & Nephew Group 2003 U.S. Employee Stock Purchase Plan

THAT the Smith & Nephew Group 2003 Sharesave Plan, The Smith & Nephew Group 2003 International Sharesave Plan and The Smith & Nephew Group 2003 U.S. Employee Stock Purchase Plan, copies of the rules of which have been produced to the meeting and initialled by the Chairman for the purpose of identification be and are hereby approved.


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


6. To approve the Smith & Nephew Group 2003 UK Approved Share Option Plan, the Smith & Nephew Group 2003 UK Unapproved Share Option Plan and the Smith & Nephew Group 2003 US Share Plan

THAT the Smith & Nephew Group 2003 UK Approved Share Option Plan, the Smith & Nephew Group 2003 UK Unapproved Share Option Plan and the Smith & Nephew Group 2003 US Share Plan, copies of the rules of which have been produced to the meeting and initialled by the Chairman for the purpose of identification be and are hereby approved.

7.   To approve the Smith & Nephew Group 2003 Long Term Incentive Plan

THAT the Smith & Nephew Group 2003 Long Term Incentive Plan, a copy of the rules of which has been produced to the meeting and initialled by the Chairman for the purpose of identification be and is hereby approved.

8. To approve the establishment of additional employee share incentive plans in overseas jurisdictions

THAT the establishment from time to time of additional employee share incentive plans based on any of the plans approved by shareholders of the Company at this extraordinary general meeting but modified to take account of tax, exchange control or securities laws in any overseas jurisdiction be and is hereby approved provided that any shares in Smith & Nephew Group made available under any such additional plan are treated as counting against any limits on individual or overall participation in the plan so approved by shareholders of the Company on which such additional plan is based.

Dated 24 April 2003
                                                        By Order of the Board
                                                                Paul Chambers
                                                                    Secretary
Registered Office :
15 Adam Street
London WC2N 6LA

Notes:

1. Only the holders of Ordinary Shares are entitled to attend the meeting and to vote.

2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and to vote on his behalf. A proxy need not be a member of the Company.

3. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney must be deposited at the Company's Registrars, Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6AP not later than 10.10 a.m. on Saturday 17 May 2003, being 48 hours prior to the meeting. In addition, a proxy may be submittted electronically at www.sharevote.co.uk using the reference and account numbers set out in the Forms of Proxy. Alternatively, members of CREST may use the CREST electronic proxy appointment service, details of which are set out below. In either case, such electronic proxy appointment must be received not later than 48 hours before the time appointed for the meeting. Deposit of a valid form of proxy will not preclude a member from attending the meeting and voting in person.

4. Acopy of the new Articles of Association of the Company proposed by the above resolution (together with a copy showing the alterations from the existing Articles of Association of the Company) will be available for inspection at the registered office of the Company during the meeting and for not less than 15 consecutive days prior to the meeting.

5. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Scheme EGM and any adjournments thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

     In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in


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


the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limits will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.


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


IN THE HIGH COURT OF JUSTICE                                  No. 2526 of 2003
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR JAMES

                      IN THE MATTER OF SMITH & NEPHEW plc
                                      AND
                    IN THE MATTER OF THE COMPANIES ACT 1985

                            NOTICE OF COURT MEETING

NOTICE IS HEREBY GIVEN that by an Order dated 15 April 2003 made in the above matters, the Court has directed that a meeting be convened of the holders of ordinary shares of 12 2/9 pence each ("Ordinary Shares") in the capital of Smith & Nephew plc (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Scheme Shareholders (as defined in the said Scheme of Arrangement) and that such meeting will be held at 10.20 a.m. on Monday 19 May 2003 (or at such later time as the extraordinary general meeting of the Company convened for 10.10 a.m. on the same day shall be concluded or adjourned) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA at which time and place all such holders are requested to attend for the purpose of considering and, if thought fit, passing the following resolution:

     THAT the scheme of arrangement dated 24 April 2003 between the Company and the Scheme Shareholders (as defined in the Scheme) in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the "Scheme"), the terms of which are set forth in the document of which the notice of this meeting forms part, be approved and the directors of the Company be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect.

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

A member (shareholder) who is entitled to attend and vote at the said meeting may vote thereat in person or may appoint a proxy or proxies to attend the Court Meeting and vote on his or her behalf. A proxy need not be a member of the Company. A Form of Proxy for use in connection with the Court Meeting is enclosed with this document and instructions on how to fill in the Form of Proxy are printed thereon and are set out in part II of this document.

To be valid, the Form of Proxy must be completed and signed in accordance with the instructions printed thereon and it is requested that it be lodged at the office of the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AP no later than 10.20 a.m. on Saturday 17 May 2003. In addition, a proxy may be submitted electronically at www.sharevote.co.uk using the reference and account numbers set out in the Forms of Proxy. Alternatively, members of CREST may use the CREST electronic proxy appointment service, details of which are set out below. In either case, such electronic proxy appointments must be received not later than 48 hours before the time appointed for the meeting. The Form of Proxy may also be handed to the Chairman at the Court Meeting before the taking of the poll. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.

A holder of American Depositary Shares should complete a voting instruction card in relation to the voting rights attached to the ordinary shares represented by his or her American Depositary Shares and return the card to the Depositary, as indicated on the voting instruction card.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy or (if such member is a corporation) by an authorised representative, will be accepted to the exclusion of the vote of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Only those shareholders registered in the register of members of the Company as at 10.20 a.m. on Saturday 17 May 2003 or, in the event that the Court Meeting is adjourned, 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Court Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries in the register of members after 10.20 a.m. on


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


Saturday 17 April 2003 or, in the event that the Court Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting.

By the Order referred to above, the Court has appointed Dudley Eustace or, failing him, Christopher O'Donnell or, failing him, Peter Hooley to act as Chairman of the said meetings and has directed the Chairman to report the result thereof to the Court.

The said Scheme will be subject to the subsequent sanction of the Court.

Ashurst Morris Crisp
Broadwalk House
5 Appold Street
London EC2A 2HA

Solicitors for the Company

Dated 24 April 2003



Notes:

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and any adjournments thereof by using the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST applications host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limits will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.


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